

Johnson & Johnson

2002 Annual Report

DELIVERING ON THE PROMISE OF TECHNOLOGY

Three Years in Brief–Worldwide

(Dollars in Millions Except Per Share Figures)	2002	2001	2000	% Change 2002	% Change 2001
Sales to customers	$36,298	$ 32,317	29,172	12.3	10.8
Net earnings*	6,597	5,668	4,953	16.4	14.4
Cash dividends paid	2,381	2,047	1,724	16.3	18.7
Shareholders' equity	22,697	24,233	20,395	(6.3)	18.8
Percent return on average shareholders' equity	28.1	25.4	26.5	–	–
Per Share					
Net earnings - basic	2.20	1.87	1.65	17.6	13.3
- diluted	2.16	1.84	1.61	17.4	14.3
Cash dividends paid	0.795	0.70	0.62	13.6	12.9
Shareholders' equity	7.65	7.95	6.77	(3.8)	17.4
Market price (year-end close)	53.11	59.86	52.53	(11.3)	14.0
Average shares outstanding (millions)					
- basic	2,998.3	3,033.8	2,993.5	(1.2)	1.3
- diluted	3,054.1	3,099.3	3,099.2	(1.5)	0.0
Number of employees (thousands)	108.3	101.8	100.9	6.4	0.9

* *Net earnings and earnings per share for 2002 include In-process research and development (IPR&D) charges of $189 million or .07 diluted earnings per share related to the acquisitions of Tibotec-Virco N.V. and Obtech Medical AG. Excluding the impact of these charges, 2002 net earnings increased 16.8% over 2001. Net earnings and earnings per share in 2001 and 2000 include $231 million or .07 diluted earnings per share and $45 million or .02 diluted earnings per share, respectively, related to IPR&D and ALZA merger costs in 2001 and IPR&D net of restructuring gains in 2000. For detailed discussion of these charges, refer to Note 17 of the Notes to Consolidated Financial Statements.*

Description of the Company

Johnson & Johnson has $36.3 billion in sales and is the world's most comprehensive and broadly based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical, and medical devices and diagnostics markets. Johnson & Johnson has approximately 108,300 employees and more than 200 operating companies in 54 countries around the world, selling products in more than 175 countries.

On the Cover

At the Malvern, Pennsylvania, facility of Centocor, Inc., the new monoclonal antibody manufacturing facility where Joyce Salpan, manufacturing associate, foreground, and Chaley Larson, senior supervisor, work will help the company double its capacity to produce REMICADE® (infliximab) for rheumatoid arthritis and Crohn's disease patients.

Contents

Letter to Shareholders



William C. Weldon,
Chairman and Chief Executive Officer

Strong performance across all segments of our broadly based health care business in 2002 enabled Johnson & Johnson to achieve exceptional growth in both sales and earnings. Record sales of $36.3 billion represented 12.3% growth from 2001. Operational growth was 12.1%, with currency exchange rates contributing a favorable effect, .2%, for the first time in seven years.

Record net earnings of $6.8 billion, an increase of 15.0%, excluding special charges, led to diluted earnings per share growth of 16.8%, from $1.91 in 2001 to $2.23.

Against this strong performance, the Board of Directors increased the quarterly dividend in April 2002 for the 40th consecutive year, from $.18 per quarter to $.205 per quarter, an increase of 13.9%.

Our cash flow from operations continued to be very strong in 2002, at $8.2 billion. This is net of approximately $750 million, after tax, that we invested in our various pension plans during the year to ensure their continued strength. More relevant is what we monitor as "free cash flow," or the portion of operating cash flow that remains after the Company has made the necessary investments through capital expenditures to support the growth of the business. In 2002, strong free cash flow of $6.2 billion provided fuel for a $5 billion share repurchase program, acquisitions of $.5 billion, and the dividend increase referred to earlier. We did this while maintaining the Company's outstanding "triple A" credit rating.

Setting these results in the context of our historical performance, 2002 was a very good year for our Company, and was consistent with our long tradition of growth. In fact, the last time we did not achieve year on year sales growth was in 1931, during the Great Depression. Earnings growth, too, has been remarkably consistent, with double-digit gains, excluding special charges, in each of the past 18 years.

One of the most important ways we can encourage long-term consistent performance is through investments in science and technology. Indeed, the theme of our report this year, "Delivering on the Promise of Technology," is evidence of our belief that these investments are fundamental to both sustaining and



James T. Lenehan,
Vice Chairman and President

establishing leadership positions that permit us to deliver superior returns to our shareholders, and make a meaningful difference in health care for people around the world.

In each of our business segments, and throughout our worldwide operations, we face the future with optimism and commitment because we see many opportunities for continued growth and development. We pursue this growth by managing against a set of broad principles: maintaining a broadly based health care business, stressing a decentralized system of management, and managing for the long term on a foundation of values as espoused in Our Credo.

Our extraordinary record of consistent performance is a result of our broad base in human health care. Increasingly, we emphasize collaborations across our technology platforms that will enable proprietary positions. The CYPHER™ Sirolimus-eluting Stent is a promising example of the collaborative outcomes we can achieve. At the same time, we recognize the potential to seize opportunity through both external licensing arrangements and strategic acquisitions. In the second quarter, we completed the acquisition of Tibotec-Virco N.V. of Belgium, an organization focused on developing anti-viral treatments, and early this year acquired OraPharma, Inc., a specialty pharmaceutical company. The recently announced agreement to acquire Scios Inc., a California-based company with a product to treat congestive heart failure and an important biopharmaceutical pipeline, is further evidence of this strategy. We hope to conclude this acquisition in the second quarter of this year.

Our decentralized management system is also reflected in our strong performance, as it gives us focus and a sense of ownership in local markets through dedicated and empowered management groups. They can quickly pursue local avenues of opportunity.

We focus on managing the Company for the long term; that sustains our performance because it emphasizes investment for the future and the importance of true innovation. In 2002, we invested $4.0 billion in research and development, 10.2% more than in the previous year. Since 1999, in our pharmaceutical companies alone, the research and development staff has grown more than 50%, to 6,700. Recently, we announced the pending acquisition of 3-Dimensional Pharmaceuticals, an outstanding organization that will be a strategic complement to our pharmaceutical discovery and development research capabilities.

We are also engaged in a three-year capital investment program begun in 2001 of more than $500 million in worldwide research and development across all our business segments. We are making major enhancements and additions to our facilities and to our information technology infrastructure so as to accelerate our ability to bring new products to market — to deliver on the promise of technology.

Finally, but no less significantly, we sustain our consistent performance through a culture that is based on a strong system of values. We expect the highest standards of ethical behavior throughout our global organization, achieved when each of us assumes responsibility for leadership and integrity. We are guided in that pursuit by Our Credo, the embodiment of our values, which has now been in place for 60 years.

This four-part strategic business model — broadly based in human health care, decentralized, managed for the long term, on a foundation of strong values — has served us well, yielding an enduring record of consistent growth and performance. It continues to light our way into the future.

In terms of business performance, 2002 was a successful year for Johnson & Johnson, with pharmaceuticals once again the largest and fastest growing of our three business segments. Worldwide pharmaceutical sales grew 15.5%, with operational growth of 14.8%. Importantly, our growth in this area reflects the performance of a number of key products. PROCRIT®/EPREX®, for the treatment of anemia, continued to realize new potential around the world, although the entry of a key competitor in the U.S. market will mandate increased focus on clinical and competitive advantages going forward. Other strong performers were RISPERDAL®, an antipsychotic, for which we have now filed an application for use as a treatment for bipolar disorder; REMICADE®, a treatment for rheumatoid arthritis and Crohn's disease, which is now being reviewed for other indications in immune-mediated diseases; DURAGESIC®, a transdermal patch for chronic pain; ACIPHEX®/PARIET®, a proton pump inhibitor for gastrointestinal disorders which was approved in 2002 for two additional indications, symptomatic gastrointestinal reflux disease and the most common cause of peptic ulcers; and TOPAMAX®, an antiepileptic, for which we have now filed for monotherapy treatment and for the prevention of migraine headaches in adults.

During the year, the Company also received U.S. Food and Drug Administration (FDA) approval for LEVAQUIN® for an additional indication for the treatment of nosocomial pneumonia, the second most common hospital-acquired infection. And, extending leadership in the contraceptives market, we launched ORTHO EVRA®, the first contraceptive patch, and ORTHO TRI-CYCLEN® LO, a new low-dose oral contraceptive.

But 2002 was not without product challenges. In Europe, in a small subset of the patients taking EPREX subcutaneously for chronic renal failure, and some taking other erythropoietins, we saw the rare but serious occurrence of Pure Red Cell Aplasia, an immune response. Based on our continuing investigation of the issues, we implemented a labeling change for EPREX that provides patients with important information about the safest method of administration. While we recognize the potential effect on the growth of EPREX as a result of our actions, our urgent priority is to ensure the safety of patients who rely on this product.

Our Medical Devices and Diagnostics segment, the leading medical device business in the world, represents 34.7% of worldwide sales, and saw operational growth of 12.9% in 2002. Strong sales growth was achieved across our major areas of business, including the Cordis circulatory disease management products; DePuy orthopaedic joint reconstruction and spinal products; Ethicon wound care, surgical sports medicine and women's health products; LifeScan blood glucose monitoring products; Ethicon Endo-Surgery minimally invasive surgery products; Ortho-Clinical Diagnostics professional diagnostic products, and Vistakon disposable contact lenses.

The CYPHER Sirolimus-eluting Stent from Cordis, a great example of collaboration between our devices and pharmaceutical segments, is now available in more than 50 countries around the world, with FDA approval in the United States hoped for soon. Although the reimbursement system in Europe has constrained growth to some extent, we are pleased with the level of market acceptance for this product. This is a breakthrough technology that will have a significant impact on the health and well-being of patients.

Other developments included the FDA approval of VICRYL® Plus suture from Ethicon, the only suture with an antibacterial coating to reduce the potential for surgical site infection; the acquisition of Obtech Medical AG, which markets Europe's leading treatment for morbid obesity, and its integration into the Ethicon Endo-Surgery business; and a favorable FDA panel recommendation for the INDEPENDENCE™ iBOT™ Mobility System, which we hope to bring to market in 2003.

The Vision Care franchise had an outstanding year, particularly with the broad acceptance of ACUVUE® 2, further penetration in the Japanese market of 1-DAY ACUVUE®, and the growing popularity of ACUVUE® 2 *COLOURS*™ tinted contact lens.

Our Consumer segment continues to deliver solid performance, representing 18.1% of total sales and achieving 2002 operational growth of 4.6%. The combined skin care businesses of NEUTROGENA®, AVEENO®, CLEAN & CLEAR® and RoC® saw strong growth, particularly through an emphasis on superior science and technology, as did the nutritionals category, most notably SPLENDA® no-calorie sweetener, now a market leader in the table top sweetener category and an ingredient in more than 2,000 brands sold in more than 30 countries, and VIACTIV® calcium chews. The new BAND-AID® Brand Liquid Bandage helped the wound care franchise achieve strong growth, and is one more example of collaboration on a proven technology — in this case the prescription device DERMABOND® Topical Skin Adhesive — and its adaptation for a new market application.

Against this backdrop, we are confident that we are well positioned for the future. Our performance in 2002 is evidence of our shift in recent years to businesses more firmly rooted in science and technology — higher margin, proprietary businesses that offer opportunity for sustained profitable growth. We will continue to seize these competitive advantages, to capitalize on opportunities that offer the promise of better health care for people around the world.

The strength of our leadership, and the diversity of experiences and background they bring to our organization, are key to our continued success. We thank our dedicated Board of Directors for the counsel they provide in this regard. In April 2002, we welcomed David Satcher, M.D., Ph.D., to the Company's Board of Directors. Dr. Satcher, the former Surgeon General of the United States, is Director of the National Center for Primary Care at the Morehouse School of Medicine. With regret, we accepted the resignation of John Snow, who has been named to the Cabinet position of Secretary of the Treasury of the United States. We appreciate the guidance he provided since 1998 as a member of our Board, and we wish him well in service to the country.

We acknowledge the outstanding contributions of two Board members who will retire in April — Dr. Maxine Singer, a member of the Board since 1991, and Robert Wilson, who most recently served as Senior Vice Chairman of the Board. Bob's contributions, first to our pharmaceutical businesses and later to our Corporate management and Board direction, were instrumental to our growth over the last decade and will be greatly missed.

We begin another year with enthusiasm. These are exciting times. We move ahead with an agenda focused on key strategic imperatives — the development of innovative product solutions, collaborations across our broadly based health care business, flawless execution, and leadership. We acknowledge the great heritage on which we stand but see the promise of the future yet to be fulfilled. As we build on that foundation, we move from strength to strength, recognizing the enormous dedication and power of our workforce now more than 108,300 strong. We are grateful for their efforts and for the continued allegiance of you, our shareholders. Together, you give us confidence that we can harness, and indeed deliver on, the promise of technology to improve health care.

William C. Weldon
Chairman of the Board and
Chief Executive Officer

James T. Lenehan
Vice Chairman of the Board and
President

March 12, 2003

DELIVERING ON THE PROMISE OF TECHNOLOGY














The Ultimate Bandage!

REMICADE® (infliximab), a monoclonal antibody for the treatment of rheumatoid arthritis developed by Centocor, is the only biologic therapy approved by the U.S. FDA to induce and maintain clinical remission in patients with moderate to severe Crohn's disease. Tanabe Seiyaku, Ltd. launched REMICADE in Japan for Crohn's disease patients.



The Janssen-Cilag and Ortho Biotech European sales forces are maximizing pharmaceutical sales and marketing techniques by using new Customer Relationship Management technologies to plan sales calls, share important data with peers, and better serve customers.

Johnson & Johnson, through Ortho-McNeil Pharmaceutical and Janssen Pharmaceutica, is among the founding members of the Together Rx™ prescription savings program that provides savings to eligible Medicare enrollees on prescription products.

For more than 10 years, PROCRIT® (Epoetin alfa) – also marketed as EPREX® and ERYPO™ outside the U.S. – has helped millions of patients overcome the anemia associated with cancer chemotherapy, predialysis kidney disease, AZT-treated HIV, and certain elective surgeries. EPREX and ERYPO also are indicated to treat anemia in dialysis patients.


Rx only
PROCRIT®
EPOETIN ALFA



Combining the proprietary OROS® delivery technology from ALZA with an ascending dose profile, CONCERTA® (methylphenidate HCl) CII from McNeil Consumer & Specialty Pharmaceuticals is the first extended-release formulation of methylphenidate for the treatment of attention deficit hyperactivity disorder that minimizes the ups and downs in blood levels that a patient can experience with stimulant medications taken several times a day. Lasting through 12 hours, CONCERTA demonstrates the power of OROS to transform the standard pharmaceutical tablet into an advanced drug delivery system. It uses osmosis, or the natural movement of water through a semi-permeable membrane, to make oral drug administration more controlled, precise and convenient. It is incorporated in 13 commercialized products, including CONCERTA. In 2002, the U.S. FDA approved CONCERTA 27 mg extended-release tablets, offering greater dosing flexibility. CONCERTA is also approved in many countries in Europe, Latin America and Asia. Shown here, Katya Alvarez, now a successful college student with ADHD symptom control from CONCERTA, gets some help heading back to the dormitory from her dad, Julio Alvarez, McNeil district manager.



The acquisition of Tibotec-Virco expands drug discovery and research and development capabilities, particularly in the field of anti-infectives. The Belgium-based biopharmaceutical company brought to Johnson & Johnson several promising compounds now in development for the treatment of HIV and a number of innovative disease management tools. Tibotec applies the latest techniques in ultra-high throughput screening, anti-viral profiling, molecular biology and drug design to discovering and developing new anti-infective drugs. The company has programs focusing on potential drugs that are active against drug-resistant strains of HIV, including two products in early clinical development. Additionally, there are early stage research programs concentrating on treatments for other infectious diseases, including Hepatitis C. Virco develops and markets advanced diagnostic tools based on pharmacogenomic principles for the clinical management of viral infections, including HIV. Featured here are, left to right, Gery Dams, senior scientist, Koen Van Acker, research fellow, and Paula McKenna, director, diagnostic lab operations.

We create new options for health care across a range of disciplines in pharmaceuticals, biologics, medical devices, diagnostics and delivery platforms, and consumer products.



The ALZA focus on sophisticated drug delivery technology-based products expanded in 2002 with the construction of a manufacturing facility in Cashel, Ireland. Products that incorporate drug delivery technologies from ALZA have been widely commercialized by companies both inside and outside of Johnson & Johnson to deliver unique patient advantages. The Cashel plant, a 60,000 square-foot facility with ample room for future expansion, adds critical capacity for the manufacture of products growing in the European marketplace. At the same time, it reduces pressure on the production and supply chain operations in the United States, improving efficiency and enhancing service. The Cashel site represents the shared commitment of ALZA and Johnson & Johnson engineering and technical resources to create a manufacturing center of excellence for drug delivery technology, says Robert Strickland, managing director of the Cashel facility, shown here. The company expects to begin shipping product from the facility in the third quarter of 2003.





An intricate, state-of-the-art computing research network laboratory which connects major research facilities throughout the Company was created by Johnson & Johnson Networking & Computing Services (NCS) to facilitate product design and creation while alleviating roadblocks such as the geographic and time zone differences throughout the Company. In rooms at various Johnson & Johnson locations around the world, global researchers use such advanced communication tools as "high-definition visualization," which can model science in ways not typically visible to the human eye, and "grid collaboration," which connects persons at diverse locations via the "Internet2 research network." This leading-edge technology enables massive amounts of data to be exchanged and, over time, is expected to help Johnson & Johnson businesses reduce the time it takes to bring a product to the marketplace. James Regina, vice president of technology engineering and development, NCS, left, and Stuart Kippelman, director of advanced technologies research, are pictured in front of the prototype collaboration system at NCS.


Aciphex
Eisai Inc.
JANSSEN

ACIPHEX® (rabeprazole sodium), co-promoted by Eisai Inc. and Janssen Pharmaceutica Inc. and prescribed for gastroesophageal reflux disease, was approved by the U.S. FDA as part of the first seven-day treatment for H. pylori infection, the most common cause of peptic ulcers.


Levaquin

The U.S. FDA approved LEVAQUIN® (levofloxacin) Tablets/Injection and LEVAQUIN® (levofloxacin in 5% dextrose) Injection 750 mg for the treatment of nosocomial (hospital-acquired) pneumonia. LEVAQUIN is a fluoroquinolone anti-infective from Ortho-McNeil Pharmaceutical, Inc.

A clinical study of the anti-epilepsy medication TOPAMAX® (topiramate/topiramate capsules) Tablets and Sprinkle Capsules, from Ortho-McNeil Pharmaceutical, Inc. demonstrated a significant effect on controlling seizures in newly-diagnosed patients, even when used as a stand-alone therapy.


Topamax
100 mg
Topamax
200 mg


Risperdal Consta™ 50 mg



The regulatory agencies of Germany and the U.K. were the first to approve RISPERDAL CONSTA™ (risperidone) from Janssen-Cilag as the first atypical antipsychotic available in the form of a long-acting injection. This form is now approved in other European countries and in New Zealand, Mexico, Israel and Korea.

Johnson & Johnson acquired OraPharma, Inc., a specialty pharmaceutical company focused on the development and commercialization of unique, patented therapeutics. OraPharma will operate as part of Personal Products Company and provides an entry into the oral care professional marketplace with an initial focus on the treatment and prevention of periodontal disease.


28
ORTHO TRI-CYCLEN LO

ORTHO TRI-CYCLEN® LO (norgestimate/ethinyl estradiol) from Ortho-McNeil Pharmaceutical, Inc. is the new, low-dose version of the most prescribed birth control pill in the U.S., ORTHO TRI-CYCLEN® (norgestimate/ethinyl estradiol). With a lower level of estrogen, the new version is highly effective.

The U.K. regulatory authority granted Janssen-Cilag Ltd. an extension of its license for DUROGESIC™ (fentanyl transdermal system) beyond cancer to include all types of severe, chronic pain. Also, Janssen Pharmaceutical K.K. in Japan launched the product (called DUROTEP®) for cancer pain.

Process excellence – a major focus at Johnson & Johnson – has resulted in important solutions to a wide range of formidable challenges. One such solution was successfully implemented after an increasing number of patients began raising concerns that a key product marketed by Janssen — DURAGESIC® (fentanyl transdermal system), a medicated patch providing up to three days of relief for patients with chronic pain — was apparently detaching from their skin. The Process Excellence team at Janssen, which included members from other Johnson & Johnson companies, was charged with resolving this problem. The team, led by Director of Process Excellence Chris Herbine, left, and Director of Marketing Jim Eckhardt, right, followed a specific analytical improvement methodology and concluded that the detaching problem was mostly related to patients improperly applying the patch. They designed a program centered on educational materials that clearly described the proper way to apply the patch and a plan to ensure that those patients, caregivers and health care professionals who use the product had access to this information. The result was a 42 percent reduction in the complaint rate during a two-year period and an improvement in customer satisfaction, contributing to a substantial increase in DURAGESIC sales.



Centocor will double the manufacturing capacity for REMICADE® (infliximab) when the new Malvern, Pennsylvania, facility is fully operational by mid-2003. REMICADE is a monoclonal antibody used to treat patients with rheumatoid arthritis and patients with the gastrointestinal disorder, Crohn's disease. Hundreds of thousands of patients have been treated worldwide with REMICADE. Fully capable of meeting current market demand for REMICADE, Centocor is now poised to maximize the potential of this product in markets throughout the world. The facility shown here, where Valerie Ulicny monitors processes, is one of the largest and most advanced mammalian cell culture and biopharmaceutical bulk production centers in the world. In addition to the Malvern operation, Centocor produces therapeutic agents using monoclonal antibody technology in Leiden, the Netherlands.

We employ dedicated people, give them state-of-the-art facilities to work in worldwide, and provide them with the resources they need to become the workforce of the future.



YTD LOA Rate & Goal
42% Reduction
34% TRx Increase
'01-'02
Sustained
reduction in 2002
-11% 08/01-08/02
Adhesion


JANSSEN-CILAG

We focus on those imperatives that will enable us to make a meaningful contributions of collaboration across disciplinary lines, a unique advantage in our broadly based company.



The acquisition of Inverness Medical Limited (IML) has strengthened the ability of LifeScan to serve the global diabetes market and helped to enhance the company's commitment to improve the quality of life for people with diabetes. The Inverness facility manufactures test strips used by diabetes patients for blood glucose self-testing as part of the LifeScan ONETOUCH® ULTRA®, INDUO™, ONETOUCH® ULTRASMART™, SMARTSCAN™ and EUROFLASH® systems. Due to the need to expand research and development capabilities and production capacity, IML recently initiated new construction as part of a substantial capital investment at its facilities in Inverness, Scotland, enabling IML to bolster the production of test strips and increase new product development. Pictured checking the quality on a card of strips are Thomas Stevenson, manufacturing team leader, left, and Nigel Spiller, manufacturing director.

The stringent quality and production standards of pharmaceutical manufacturer Janssen-Cilag are applied to the new CYPHER™ Sirolimus-eluting Stent, giving Cordis a unique advantage. First in the market worldwide, now available in countries throughout the world and expected to be available this year in the United States, the CYPHER Stent is reported to reduce the rate of reblockage of coronary arteries. Bare metal stents, the current treatment for clogged arteries, cannot prevent the reblockage that occurs in approximately 30 percent of the world's stent patients. In trial follow-up at about eight months, binary in-stent restenosis, or reblockage, occurred in only 3.4 percent of the cases where the CYPHER Stent was used. In addition to the Latina, Italy, facility of Janssen-Cilag, where Francesca Finocchiaro, pictured, inspects coated stents, the CYPHER Stent is manufactured at the Janssen facility in Beerse, Belgium, and at another plant beginning in 2003. The partnership of device and pharmaceutical technologies that led to the development of the CYPHER Stent was made possible by the diversity of interests in human health care distinct to the Johnson & Johnson companies.





The LAP DISC™ Hand Access Device, introduced by Ethicon Endo-Surgery, is used in hand-assisted laparoscopic surgery. It is enabling less invasive and less painful surgical procedures, and also reduces hospitalization and recovery time compared to traditional surgery.

SURGIFOAM™ Absorbable Gelatin Powder from Johnson & Johnson Wound Management is the only hemostatic powder that comes in a self-contained sterile mixing vessel. It can be spread or shaped to conform to irregular surfaces to stop bleeding fast.



PROLENE™ 3D Patch Polypropylene Mesh from Ethicon Products, an innovative three-dimensional device for the repair of abdominal wall hernias, offers a simple, streamlined insertion technique. It is designed to prevent migration and recurrence, and provides a new dimension in comfort and healing.

The MONARCH™ Spine System from DePuy AcroMed is a comprehensive pedicle screw, rod and hook system for immobilization and stabilization of spinal segments for the treatment of acute and chronic instabilities or deformities of the thoracic, lumbar and sacral spine.





Ethicon Endo-Surgery expanded the MAMMOTOME® Breast Biopsy System product line by introducing four new probe sizes, which increases the number of lesions that can be biopsied using this minimally-invasive technique.

WATCHBAND INCISION™, introduced by CardioVations, a division of Ethicon, Inc., combines multiple technologies to enable endoscopic radial artery harvesting. This results in a significantly smaller scar that can be hidden behind a watchband and offers the potential for less trauma than large-incision surgery.



Ethicon Endo-Surgery Company Group Chairman Karen Licitra, right, and LPGA Hall of Famer Kathy Whitworth on the green at the 4th annual Ethicon Endo-Surgery Pink Ribbon LPGA Pro-Am benefit in support of breast cancer research.

Gynecare, a division of Ethicon, Inc., introduced a new product to complement its established GYNECARE TVT™ Tension-free Support for Incontinence product line. The GYNECARE TVT with abdominal guides offers a broader group of health care professionals options to treat the growing female stress urinary incontinence market.




ROMISE OF TEC

Japan represents an important global market for Percutaneous Transluminal Coronary Angioplasty (PTCA) balloons manufactured by Cordis. The AQUA T3™ PTCA Balloon Catheter, now available in markets other than the United States, was developed in cooperation with cardiologists in Japan and makes it easier for interventional cardiologists to cross and treat challenging lesions. Among the unique attributes of the balloon is its innovative sealing technology, which makes for a more efficient delivery. The balloon is designed to navigate more smoothly through tortuous anatomy, and its tapered tip aids in crossing of tight lesions. The AQUA T3 Balloon Catheter was first launched in Japan and the Benelux region of Europe, and will be released in world markets excluding the United States throughout the first half of 2003. Here, Cordis associates Donna Sakaguchi and Shinichi Miyata confer with Dr. Taro Saito, an interventional cardiologist in Kumamoto.

...on the research that drives discovery and development, and on the investment in facilities and technologies that make possible the discovery and development of new health care solutions...



Normal Pressure Hydrocephalus (NPH) afflicts over 350,000 people in the U.S. and thousands more all over the world. A form of hydrocephalus characterized by an abnormal accumulation of cerebrospinal fluid in the ventricles of the brain, this devastating disease, which can be difficult to diagnose and often goes untreated, causes such symptoms as difficulty walking, mild dementia and urinary incontinence. NPH can be treated and, in many cases, symptoms can be reversed with a CODMAN® HAKIM™ Programmable Shunt System from Codman, a world leader in neurosurgical implants and surgical products. Now, with the introduction of the CODMAN HAKIM Programmable Valve, a system that uses a programmer to adjust the pressure of the valve non-invasively after a cranial shunt is implanted, the need for surgical adjustment is eliminated. One NPH patient who received a CODMAN HAKIM Programmable Valve is Bob Fowler, right, from Dallas, Texas, who meets up with Michael McIntyre, senior product director–hydrocephalus, Codman.

The acquisition of Swiss-based Obtech Medical AG provides Ethicon Endo-Surgery the opportunity to offer surgeons another minimally-invasive alternative, expand its extensive line of products used in the treatment of morbid obesity and strengthen its competitive position in advanced technologies. It exemplifies the way in which Ethicon Endo-Surgery continually seeks to respond to the diversified needs of surgeons and their patients. The Swedish Adjustable Gastric Band (SAGB) is an inflatable band that is fitted around the uppermost part of the stomach during laparoscopic surgery, creating a small pouch. Food intake is greatly reduced, resulting in weight loss. A physician is able to adjust the band's inner diameter at any time by injecting or removing fluid through an access port. Although not yet available in the U.S., the SAGB has been widely used throughout Europe for the treatment of morbid obesity since 1987 and is also marketed in other countries. Dr. Karl Miller, left, of Hallein, Austria, and his team, including dietician Monika Zeiner, seated, work with company representative Franz Buchner, right, to provide education and support for patients.



...on honing the processes that put flawless execution within our grasp, that make our investments as efficient as possible, and that enable us to fulfill our mission to improve the quality of life.





From the introduction of the first pre-packaged sterile bandage in 1892, to the development of the first-ever antibacterial suture, the medical device companies of Johnson & Johnson have ushered in many new generations of surgical care. With the year-end 2002 launch of VICRYL® Plus Antibacterial Suture, Ethicon Products introduced a new era of devices that may help reduce the risk of complications associated with surgery. In vitro studies demonstrate that VICRYL Plus is effective against bacteria that most often cause surgical site infection. In the United States alone, more than 675,000 surgical site infections occur annually, at a cost of more than $2 billion to the medical system. More than 60 percent of surgical site infections occur at the incision site. VICRYL Plus Antibacterial Suture has all the handling characteristics of VICRYL Suture, the world's most widely used absorbable suture. Howard Scalzo, Jr., staff engineer, and Punam Aggarwal, manager–new product integration, shown here, examine the "active zone" around the suture in a laboratory dish.


136

ONETOUCH® ULTRASMART™ Blood Glucose Monitoring System from LifeScan, a meter and electronic logbook in one, automatically organizes blood glucose results and other important diabetes information into meaningful charts and graphs to help people better manage their diabetes.



The Advanced Diagnostic Systems (ADS) division of Ortho-Clinical Diagnostics is focused on high impact products in human cancer diagnosis, monitoring, screening and patient management. David Atkins, general manager of the molecular diagnostics group within ADS, applies genomic tools ordinarily used for drug discovery to molecular diagnostic product development.

PROMOGRAN® Matrix Wound Dressing from Johnson & Johnson Wound Management was introduced as the only chronic wound dressing that combines oxidized regenerated cellulose and collagen. It is indicated for the treatment of exuding wounds including, but not limited to, diabetic, venous and pressure ulcers.

PRESERVATION™ Minimally Invasive Uni-compartmental Knee from DePuy Orthopaedics enables restoration of soft tissue balance to assure natural function and alignment. It is the only system integrating both fixed and mobile-bearing components for minimally invasive knee reconstruction.




VIACTIV

VIACTIV® Soft Calcium Chews from McNeil Nutritionals are now available in milk chocolate, mochaccino, caramel and orange cream flavors. Two chews provide 100 percent of the daily value of calcium.

SPLENDA® No Calorie Sweetener from McNeil Nutritionals has become a leading low calorie sweetener in the U.S. grocery market. SPLENDA can now be found in more than 2,000 products in more than 30 countries.


ACUVUE
ACUVUE

Vistakon Division of Johnson & Johnson Vision Care, Inc., introduced ACUVUE® 2 *COLOURS*™ Brand Contact Lenses, which offer natural colors and superior comfort. Launched globally in 2002, ACUVUE 2 *COLOURS* is already the number two lens in the U.S. cosmetic tint segment.

A new toothbrush launched by Personal Products Company, REACH® MAX™ is clinically proven to reduce gingivitis. Its rubber bristles massage gums and multi-level bristles clean hard-to-reach places to help prevent gum disease.

NEUTROGENA® Men is a clinically proven line of skin care products which respond to men's specific skin care needs. The line contains RAZOR DEFENSE™ and skin clearing products designed to turn problem skin into healthier looking skin.


RAZOR DEFENSE
SKIN CLEARING
RAZOR DEFENSE
SKIN CLEARING
SKIN CLEARING
SKIN CLEARING



Independence Technology delivers on its inaugural commitment of five years ago to bring new freedom to people with mobility-related disabilities. In late 2002, the Orthopaedic and Rehabilitation Devices Panel of the U.S. Food and Drug Administration (FDA) unanimously recommended approval of the INDEPENDENCE™ *iBOT*™ Mobility System, for which FDA approval is now hoped for around the second quarter of 2003. The INDEPENDENCE iBOT Mobility System can navigate uneven terrain, climb stairs and ramps, and balance at "standing" height on two wheels. Also in late 2002, an acquisition led to the recent introduction of the INDEPENDENCE™ iGLIDE™ Manual Assist Wheelchair, which uses proprietary technology to continuously monitor the amount of force needed to propel the chair over different types of terrain. Users propel the chair over carpet and similarly difficult terrain with much less effort than with traditional manual wheelchairs, which may reduce the incidence of common problems such as rotator cuff injury and carpal tunnel syndrome. In the United States, an estimated 2 million people use wheelchairs. Shown here, Sandy Salerno, an occupational therapist from Independence Technology, acquaints William Scelza with the INDEPENDENCE iGLIDE Manual Assist Wheelchair.

We cultivate a leadership – people committed to making a measurable difference – that will take this corporation into the future as a global contributor to better health care...



Nuevo
Tan suave como los rulos de tu bebé

Brand expansion and customer development strategies help the Johnson & Johnson worldwide baby products business continue to grow. For example, global retail operations in the dynamic Latin America market focus on five key franchises. In most, the consumer business in the region holds the number one or two market position. Around the world, innovation results from insights into consumer preferences that serve to expand markets and grow sales. Recent launches of products such as JOHNSON'S® Baby Shampoo for Curly Hair — now available in several Latin America countries and appropriate for all family members — exemplify the importance of market expansion through line extensions, brand-building and creative merchandising concepts. Pictured in a retail outlet in Buenos Aires, Argentina, is Marita Messuti, trade marketing manager, consumer business, Johnson & Johnson de Argentina S.A. C.e.I.


Introducing
the
Ultimate
Bandage!
BAND-AID
LIQUID
Promotes Fast Healing on Contact!
Stops minor bleeding & reduces minor pain instantly
Stays on hard to cover areas


Clean & Clear

Company researchers work with the world's leading skin care scientists to bring to the marketplace an array of technology-driven skin care products to fulfill consumers' needs at every age. Johnson & Johnson primarily competes in the traditional skin care arena, which includes facial, body and hand care. Continuous growth within this franchise has been achieved by the Johnson & Johnson Consumer Products Company comprehensive adult skin care franchise, with its CLEAN & CLEAR®, AVEENO®, RoC®, PURPOSE® and SHOWER TO SHOWER® brands, and the steady stream of beneficial skin care products from Neutrogena. To ensure that its skin care products meet customer needs, the company conducts extensive market research and creates innovative marketing programs. For example, the WB CLEAN & CLEAR Casting Call 2002, sponsored in conjunction with the WB Television Network and showcasing CLEAN & CLEAR products, helped make the brand a leading teen skin care line in the U.S. Marketing staff members, including John Weinstock, group product director, CLEAN & CLEAR U.S., pictured, worked with beauty consultants at traveling exhibits.

A revolutionary liquid bandage that is changing the way consumers treat minor cuts and scrapes was introduced by Johnson & Johnson Consumer Products Company. BAND-AID® Brand Liquid Bandage provides superior protection and optimal healing, and stays on hard-to-cover areas like fingers and knuckles. The bandage creates a clear seal that keeps out water and germs to help prevent infection and promote quick healing, and stays on until it naturally sloughs off as the wound heals. BAND-AID® Brand Liquid Bandage contains 2-octyl cyanoacrylate, the same base material found in DERMABOND® Topical Skin Adhesive, a prescription device marketed by Ethicon Products. Both are manufactured by Closure Medical Corporation. Used by physicians to close wounds and incisions in place of stitches or staples, DERMABOND adhesive acts as a barrier that seals out bacteria that can lead to infection. In 2002, Ethicon Products introduced a thicker formulation of DERMABOND that provides better control for physicians. Michael E. Haddad, eastern division manager, pictured, checks a major retail account's shelf facing of the new BAND-AID® Brand Liquid Bandage.




TYLENOL COLD
TYLENOL SINUS
DAY
NIGHT

TYLENOL® Sinus and TYLENOL® Cold Day/Night Convenience Packs from McNeil Consumer & Specialty Pharmaceuticals each contain one package of a day and night formula to relieve day and nighttime symptoms of sinus pain or colds in one convenient box.

Johnson & Johnson Consumer Products Company signed an agreement to acquire the COMPEED® products business worldwide from Coloplast A/S. The acquisition provides worldwide access to a comprehensive line of patented technologies as well as a platform to develop a strong European wound care presence.



SIMPLY STUFFY® and SIMPLY COUGH™ are single ingredient products for children from McNeil Consumer & Specialty Pharmaceuticals. Containing only that medicine needed for a specific condition, one is a nasal decongestant and the other a cough suppressant for coughs due to colds.

AVEENO® POSITIVELY RADIANT™ Daily Moisturizer from Johnson & Johnson Consumer Products Company uses patented technology based on the effect of small proteins in soy in diminishing the appearance of skin pigmentation. Clinically proven, it gives skin a more even tone and a smooth texture.

The "Una Gran Familia" campaign for TYLENOL® (acetaminophen) features employees of McNeil Consumer & Specialty Pharmaceuticals in Las Piedras, Puerto Rico, in a television commercial.



The Johnson & Johnson Pediatric Institute, L.L.C., is dedicated to the advancement of maternal and children's health care. In partnerships with health care professionals, developmental specialists and international organizations, the Institute undertakes initiatives that help shape the future of children's health.

Human health depends on the health of the planet, and the Company recognizes the links to conservation of the earth's biological diversity. Partnerships with The Nature Conservancy and the World Wildlife Fund advance that purpose and improve the quality of life.

McNeil Canada achieved an immediate 11 percent reduction in CO_2 emissions in 2002 with the conversion of all company fleet vehicles to 10 percent ethanol-based fuels where available. The company recommends the use of the same more efficient fuels to employees.


BE A NURSE
JOIN THE ONES WHO DARE TO CARE
discovernursing.com

***The Campaign for Nursing's Future*[SM]**, sponsored by Johnson & Johnson to address the critical shortage of nurses, is a U.S. initiative to recruit and retain nurses and nursing faculty. It includes national advertising, fundraising events, recruiting materials and a website.

Through Surgical Eye Expeditions, Johnson & Johnson provided funds for a self-sustaining eye clinic to serve the poor and uninsured of Juarez, Mexico. Since opening in July, the clinic has examined more than 250 patients, about 40 percent of whom will return for surgery upon completion of the clinic.

If we didn't drive 10.6 million miles, or if we planted 1,200 acres of trees, we would reduce emissions by the same amount to be saved over 25 years by solar panels at Neutrogena. The 62,000 square feet of panels, the largest commercial solar rooftop installation in California, generate enough electricity during the day to power over 550 homes. Developed in close partnership with the City of Los Angeles, they will reduce operating costs and monthly energy consumption for the company by 35 percent. Senaka Nanayakkara, Neutrogena director of facilities engineering, and Angelina Galiteva, director of strategic planning, Los Angeles Department of Water & Power, discuss the initiative here. This project at Neutrogena exemplifies the Johnson & Johnson commitment to the use of renewable energy resources. The burning of fossil fuels is the largest man-made source of greenhouse gases in our atmosphere that contribute to climate change. The Johnson & Johnson energy conservation goals have established aggressive targets for reducing greenhouse gas emissions. Over the past decade, carbon dioxide emissions have increased by a modest 10 percent.





Above all, we remember our longstanding commitments to our customers, our employees, our shareholders, and the communities in which we live and work.



The Yale-Johnson & Johnson Physician Scholars in International Health program puts physicians in hospitals in countries with limited health and technology resources. Participants learn about the application of their profession in developing countries while sharing their medical knowledge with people there. Johnson & Johnson funding enabled Yale to expand its offering to physicians in residency training from leading U.S. hospitals and universities and to offer international opportunities to more experienced career physicians. In the 2001-2002 academic year, nearly 40 physicians were enrolled in the program. Since the program began in 1981, more than 215 doctors, including Kimberly Curseen, M.D., shown here at left, and Tracy-Ann Clarke, M.D., right, have participated. According to a Yale study, the program's alumni exhibit more caring attitudes toward health care delivery, especially to poor and under-served communities, than do their non-participant counterparts. Research has shown that patients respond more favorably to treatment when their doctors are compassionate and sensitive.

Board of Directors



William C. Weldon
Chairman, Board
of Directors, and
Chief Executive Officer

Robert J. Darretta
Executive Vice President,
Finance and Information
Management, and Chief
Financial Officer

David Satcher, M.D.
Director, National
Center for Primary Care

Henry B. Schacht
Director and Senior Advisor,
Lucent Technologies Inc.

Leo F. Mullin
Chairman and Chief
Executive Officer,
Delta Air Lines, Inc.

Ann D. Jordan
Former Director of
the Social Services
Department, Chicago
Lying-In Hospital

Committees of the Board

Audit

The Audit Committee, composed entirely of non-employee Directors, helps the Board oversee the Company's accounting and reporting practices. It recommends independent public accountants for appointment by the Board and reviews their performance; monitors the adequacy of internal accounting practices, procedures and controls; and reviews all significant changes in accounting policies.

James G. Cullen, Chairman
Arnold G. Langbo
Leo F. Mullin
Henry B. Schacht

Benefits

The Benefits Committee, composed entirely of non-employee Directors, reviews the management of the various retirement, pension, health and welfare plans that cover substantially all employees of the Company's domestic operations and employees of certain international subsidiaries. The Committee also monitors the performance of the trusts in which pension funds are invested.

Maxine F. Singer, Ph.D., Chairman

Compensation

The Compensation Committee, composed entirely of non-employee Directors, reviews the compensation philosophy and policy of the non-Board Management Compensation Committee with respect to executive compensation, fringe benefits and other compensation matters. The Committee also administers the Company's stock option plans and determines the compensation of the members of the Executive Committee.

Arnold G. Langbo, Chairman
James G. Cullen



Gerard N. Burrow, M.D.
President and Chief
Executive Officer,
Sea Research Foundation

Maxine F. Singer, Ph.D.
President, Carnegie
Institution of Washington

James T. Lenehan
Vice Chairman,
Board of Directors,
and President

Robert N. Wilson
Senior Vice Chairman,
Board of Directors

M. Judah Folkman, M.D.
Senior Associate in
Surgery and Director at
Children's Hospital and
Professor of Cell Biology,
Harvard Medical School

Arnold G. Langbo
Retired Chairman of
the Board and Chief
Executive Officer,
Kellogg Company

James G. Cullen
Retired President and
Chief Operating Officer,
Bell Atlantic Corporation

Finance
The Finance Committee exercises the management authority of the Board during the intervals between Board meetings.

William C. Weldon, Chairman
Robert J. Darretta
James T. Lenehan

Nominating and Corporate Governance
The Nominating and Corporate Governance Committee, composed entirely of non-employee Directors, is responsible for overseeing corporate governance matters, reviewing possible candidates for Board membership and recommending nominees for election. The Committee is also responsible for evaluating the function and performance of the Board and overseeing the process for performance evaluation of the Committees of the Board. Additionally, the Committee reviews the Company's management succession plans and executive resources.

Henry B. Schacht, Chairman
Gerard N. Burrow, M.D.
Ann D. Jordan
Leo F. Mullin

Public Policy
The Public Policy Advisory Committee is composed of Board members and the Company's Vice President, Administration. It reviews the Company's policies, programs and practices on public health issues regarding the environment and the health and safety of employees, and advises and makes recommendations to the Board on such issues.

Ann D. Jordan, Chairman
Russell C. Deyo
M. Judah Folkman, M.D.
David Satcher, M.D.

Science and Technology
The Science and Technology Advisory Committee is composed of Board members and the Company's Vice President, Science and Technology. It advises the Board on scientific matters that include major internal projects, interaction with academic and other outside research organizations, and the acquisition of technologies and products.

Gerard N. Burrow, M.D., Chairman
M. Judah Folkman, M.D.
Raymond W. Ruddon, M.D., Ph.D.
David Satcher, M.D.
Maxine F. Singer, Ph.D.

Corporate Officers and Company Group Chairmen

Corporate Officers

William C. Weldon
Chairman, Board of Directors, and Chief Executive Officer
Chairman, Executive Committee

James T. Lenehan
Vice Chairman, Board of Directors, and President
Executive Committee

Robert N. Wilson
Senior Vice Chairman, Board of Directors
Vice Chairman, Executive Committee

J. Andrea Alstrup
Vice President, Advertising

Michael J. Carey
Vice President, Human Resources

Stephen J. Cosgrove
Corporate Controller

Robert J. Darretta
Executive Vice President, Finance and Information Management, and Chief Financial Officer
Executive Committee

Russell C. Deyo
Vice President, Administration
Executive Committee

Michael J. Dormer
Worldwide Chairman, Medical Devices
Executive Committee

Roger S. Fine
Vice President, General Counsel
Executive Committee

Colleen A. Goggins
Worldwide Chairman, Consumer & Personal Care Group
Executive Committee

Thomas M. Gorrie, Ph.D.
Vice President, Government Affairs & Policy

JoAnn Heffernan Heisen
Vice President, Chief Information Officer
Executive Committee

Willard D. Nielsen
Vice President, Public Affairs

John A. Papa
Treasurer

Brian D. Perkins
Worldwide Chairman, Consumer Pharmaceuticals & Nutritionals Group
Executive Committee

Per A. Peterson, M.D., Ph.D.
Chairman, Research & Development Pharmaceuticals Group
Executive Committee

Larry G. Pickering
Vice President, Corporate Development

Christine A. Poon
Worldwide Chairman, Pharmaceuticals Group
Executive Committee

Raymond W. Ruddon, M.D., Ph.D.
Vice President, Science and Technology

Michael H. Ullmann
Secretary, Associate General Counsel

Company Group Chairmen

Robert W. Croce
William D. Dearstyne, Jr.
Carlos A. Gottschalk
Walter Hak
Karen A. Licitra
Dennis N. Longstreet
Eric P. Milledge
Patrick D. Mutchler
David Y. Norton
Gerald M. Ostrov
Jose V. Sartarelli, Ph.D.
Joseph C. Scodari
Curt M. Selquist
Pericles P. Stamatiades
Gerard Vaillant
Nicholas J. Valeriani
Carol A. Webb

The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the Company's resources. In addition, several Executive Committee members serve as Chairmen of Group Operating Committees, which are comprised of managers who represent key operations within the groups, as well as management expertise in other specialized functions. These Committees oversee and coordinate the activities of domestic and international companies related to each of the Consumer, Pharmaceutical and Medical Devices & Diagnostics businesses. Operating management of each company is headed by a Chairman, President, General Manager or Managing Director who reports directly or through a line executive to a Group Operating Committee.

Corporate Governance and Management's Responsibility

Johnson & Johnson is governed by the values set forth in Our Credo, created by General Robert Wood Johnson in 1943. These principles have guided us for many years and will continue to set the tone of integrity for the entire Company. At all levels, the employees of Johnson & Johnson are committed to the ethical principles embodied in Our Credo and these principles have been woven into the fabric of the Company.

The Credo values extend to our accounting and financial reporting responsibilities that we have to our shareholders and investors. We, the management of Johnson & Johnson, are responsible for the integrity and objectivity of the accompanying financial statements and related information. We are also responsible for ensuring that financial data is reported accurately and in a manner that facilitates the understanding of this data.

As evidence of our commitment to this responsibility, we maintain a strong system of internal accounting controls, encourage strong and effective corporate governance from our Board of Directors, continuously review our business results and strategic choices and focus on financial stewardship.

Our corporate staff of professionally trained internal auditors, who travel worldwide, monitor our system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded and that transactions and events are recorded properly. Our internal controls include self-assessments and internal and external audit reviews of our operating companies. We also require the management teams of our operating companies to certify their compliance with our Policy on Business Conduct and we have a systematic program to ensure compliance with these policies at all employee levels.

PricewaterhouseCoopers LLP, the Company's independent auditor, is engaged to audit our financial statements. PricewaterhouseCoopers LLP maintains an understanding of our internal controls and conducts such tests and other auditing procedures considered necessary in the circumstances to express their opinion in the Independent Auditor's Report on page 56.

Our Audit Committee of the Board of Directors is composed solely of independent directors with the financial knowledge and experience to provide appropriate oversight. We review internal control matters and key accounting and financial reporting issues with the Audit Committee on a regular basis. In addition, the independent auditors, the General Counsel and the Vice President, Internal Audit regularly meet in private sessions with our Audit Committee to discuss the results of their work including observations on the adequacy of internal financial controls, the quality of financial reporting, confirm that they are properly discharging their responsibilities and other relevant matters.

We regularly review our business results and strategic priorities. Our Executive Committee is continuously involved in the review of financial results as well as developing and understanding strategies and key initiatives for long term growth. Our intent is to ensure that we maintain objectivity in our business assessments, constructively challenge the approach to business opportunities and issues and monitor our business results and the related controls.

Our consolidated financial statements and financial data that follow are the responsibility of management. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on our best judgments. We are committed to providing timely, accurate and understandable information to our shareholders.

William C. Weldon
Chairman, Board of Directors, and Chief Executive Officer

Robert J. Darretta
Executive Vice President, Finance and Information Management, and Chief Financial Officer

---

Table of Contents

Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview

Record 2002 sales of $36.3 billion exceeded 2001 sales by $4.0 billion or 12.3% and marked the 70th year of consecutive positive sales growth. This growth was led by the strong performances of the Pharmaceutical and Medical Devices & Diagnostics segments.

The balance sheet remains strong with cash generated from operations of $8.2 billion in 2002. Cash dividends per share paid to shareholders in 2002 increased by 13.6% over 2001 and represented the 40th consecutive year of cash dividend increases. The Company continues to be one of few companies with a Triple A credit rating.

Organization

Management's Objectives

The Company's objective is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company's management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth segments through the development of innovative products and services. In 2002, approximately $4.0 billion or 10.9% of sales was invested in research and development, recognizing the importance of on-going development of new and differentiated products and services.

The Company's system of management operates on a decentralized basis. With over 200 operating companies located in 54 countries, the Company views this management philosophy as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges. Businesses are managed for the long term in order to sustain leadership positions and achieve growth that provides an enduring source of value to shareholders.

Unifying the management team and the Company's dedicated employees in achieving these objectives is the Johnson & Johnson Credo. The Credo provides a common set of values and serves as a constant reminder of the Company's responsibilities to its customers, employees, communities and shareholders. The Company believes that these basic principles, along with its overall mission of improving the quality of life for people everywhere, will enable Johnson & Johnson to continue to be among the leaders in the health care industry.

During 2002 as a result of corporate governance issues at certain companies, government lawmakers enacted the Sarbanes-Oxley Act of 2002 to protect investors by improving the accuracy and reliability of corporate disclosures. In light of this legislation, the Company has established a more documented, formal process around its already existing internal controls, like the annual certification of compliance by management with our Policy on Business Conduct. The Company continues to evaluate and enhance its internal control processes. Additionally, the Company continues to maintain a strong ethical environment, using the Johnson & Johnson Credo as the overall guide.

Description of Business

The Company has approximately 108,300 employees worldwide engaged in the manufacture and sale of a broad range of products in the health care field. The Company sells products in virtually all countries of the world. The Company's primary interest, both historically and currently, has been in products related to human health and well-being.

The Company is organized on the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of domestic and international companies which span the Consumer, Pharmaceutical and Medical Devices & Diagnostics segments. Each international subsidiary is, with some exceptions, managed by citizens of the country where it is located.

In all its product lines, the Company competes with companies both large and small, located in the United States of America and abroad. Competition is strong in all lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant and results from time to time in product and process obsolescence. The development of new and improved products is important to the Company's success in all areas of its business. This competitive environment requires substantial investments in continuing research and in multiple sales forces. In addition, the winning and retention of customer acceptance of the Company's consumer products involves heavy expenditures for advertising and promotion.

Description of Segments

Consumer

The Consumer segment's principal products are personal care, including nonprescription drugs, adult skin and hair care products, baby care products, oral care products, first aid products, women's health products and nutritional products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets throughout the world. Major brands in the skin and hair care line of products include NEUTROGENA®, RoC®, AVEENO®, CLEAN & CLEAR®, JOHNSON'S pH5.5®, PIZ BUIN® and SUNDOWN® sun care products and SHOWER TO SHOWER® personal care products. Major brands in the over-the-counter line of products include the broad family of TYLENOL® acetaminophen products, adult and children's MOTRIN® analgesic products, IMODIUM®, MYLANTA® and the PEPCID® Acid Controller from the Johnson & Johnson • Merck Consumer Pharmaceuticals Co. Major brands in the women's health care line of products include CAREFREE®, STAYFREE®, o.b.® Tampons and MONISTAT®. Major brands in the baby care line of products include the JOHNSON'S® Baby line of products and the PENATEN® and NATUSAN® baby care products. Major first aid products include BAND-AID® Brand Adhesive Bandages and COMPEED®. Major oral care products include the REACH® brand of toothbrushes. Major products in the nutritionals product line include SPLENDA®, a non-caloric sugar substitute, VIACTIV® calcium chews and BENECOL® food products.

Pharmaceutical

The Pharmaceutical segment's principal worldwide franchises are in the antifungal, anti-infective, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, psychotropic (central nervous system) and urology fields. These products are distributed both directly and through wholesalers and health care professionals for use by prescription by the general public.

Prescription drugs in the antifungal field include NIZORAL® (ketoconazole), SPORANOX® (itraconazole), TERAZOL® (terconazole) and DAKTARIN™ (miconazole nitrate) antifungal products. Prescription drugs in the anti-infective field include FLOXIN® (ofloxacin) and LEVAQUIN® (levofloxacin). Prescription drugs in the cardiovascular field include RETAVASE® (reteplase), a recombinant biologic cardiology care product for the treatment of acute myocardial infarction to improve blood flow to the heart and REOPRO® (abciximab) for the treatment of acute cardiac disease.

Prescription drugs in the contraceptive field include ORTHO EVRA® (norelgestromin/ethinyl estradiol transdermal system), ORTHO-NOVUM® (norethindrone/ethinyl estradiol) and TRICILEST® (norgestimate/ethinyl estradiol, sold in the U.S. as ORTHO TRI-CYCLEN®) group of oral contraceptives. Prescription drugs in the dermatology field include RETIN-A MICRO® (tretinoin), a dermatological cream for acne. Prescription drugs in the gastrointestinal field include ACIPHEX® (rabeprazole sodium), a proton pump inhibitor for treating erosive gastroesophageal reflux disease (GERD) and duodenal ulcers from which the Company derives service revenue as this product is co-promoted in the U.S. with Eisai; IMODIUM® (loperamide HCl), an antidiarrheal; MOTILIUM® (domperidone), a gastrointestinal mobilizer; and REMICADE® (infliximab), a novel monoclonal antibody for treatment of certain Crohn's disease patients. REMICADE® is also indicated for the treatment of rheumatoid arthritis.

Prescription drugs in the hematology field include PROCRIT® (Epoetin alfa, sold outside the U.S. as EPREX®), a biotechnology derived version of the human hormone erythropoietin that stimulates red blood cell production. Prescription drugs in the immunology field include ORTHOCLONE® OKT3® (muromonab-CD3), for reversing the rejection of kidney, heart and liver transplants. Prescription drugs in the neurology field include TOPAMAX® (topiramate), REMINYL® (galantamine) and STUGERON® (cinnarizine). Prescription drugs in the oncology field include DOXIL® (doxorubicin), an anti-cancer treatment, ERGAMISOL® (levamisole hydrochloride), a colon cancer drug and LEUSTATIN® (cladribine), for hairy cell leukemia.

Prescription drugs in the psychotropic (central nervous system) field include antipsychotic drugs RISPERDAL® (risperidone) and HALDOL® (haloperidol) and CONCERTA® (methylphenidate) for attention deficit/hyperactivity disorder. Prescription drugs in the pain management field include DURAGESIC® (fentanyl transdermal system, sold abroad as DUROGESIC®), a transdermal patch for chronic pain; and ULTRACET™ (tramadol hydrochloride), an analgesic for moderate to moderately severe pain. Prescription drugs in the urology field include DITROPAN XL® (oxybutynin) for the treatment of overactive bladder.

Medical Devices & Diagnostics

The Medical Devices & Diagnostics segment includes a broad range of products used by or under the direction of health care professionals. These products include Ethicon's wound care, surgical sports medicine and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products; Cordis' circulatory disease management products; LifeScan's blood glucose monitoring products; Ortho-Clinical Diagnostics' professional diagnostic products; DePuy's orthopaedic joint reconstruction and spinal products and Vistakon's disposable contact lenses. These products are used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. Acquisitions in the Medical Devices & Diagnostics segment during recent years have been an integral part of an ongoing process to transform a medical supply business to one serving a range of higher technology medical specialties.

Operating Results

Sales

In 2002, worldwide sales increased 12.3% to $36.3 billion, compared to increases of 10.8% in 2001 and 6.6% in 2000. In 2002, sales to the three largest distributors, AmerisourceBergen Corp., McKesson HBOC and Cardinal Distribution, accounted for 10.3%, 9.8% and 9.2%, respectively, of total revenues. Excluding the impact of foreign currencies, worldwide sales increased 12.1% in 2002, 13.4% in 2001, and 9.9% in 2000. Price increases accounted for approximately 1.7%, 1.2% and 1.0% of growth in 2002, 2001 and 2000, respectively.

Sales by domestic companies were $22.5 billion in 2002, $19.8 billion in 2001 and $17.3 billion in 2000, that represents increases of 13.3% in 2002, 14.5% in 2001 and 11.5% in 2000. Sales by international companies were $13.8 billion in 2002, $12.5 billion in 2001 and $11.9 billion in 2000, that represents increases of 10.8% in 2002, 5.4% in 2001 and 0.3% in 2000. Excluding the impact of the foreign currency fluctuations over the past three years, sales by international companies increased 10.3% in 2002, 11.8% in 2001 and 7.8% in 2000. For the last five years, the annual compound growth rate for sales was 10.0%. Excluding the impact of foreign currency fluctuations, the annual compound growth rate for sales for the 5-year period was 12.1%.

All geographic areas throughout the world posted operational gains during 2002. Excluding the effect of exchange rate fluctuations between the U.S. dollar and foreign currencies, sales increased 8.3% in Europe, 10.9% in the Western Hemisphere (excluding the U.S.) and 13.6% in the Asia-Pacific, Africa regions. Including the impact of currency fluctuations, sales increased 14.2% in Europe and 12.2% in Asia-Pacific, Africa but decreased 2.5% in the Western Hemisphere (excluding the U.S.). The Company achieved an annual compound growth rate of 10.3% for worldwide sales for the 10-year period since 1992 with domestic sales growing at a rate of 12.5% and international sales growing at a rate of 7.5%. Excluding the impact of foreign currency fluctuations, the annual compound growth rate for the 10-year period was 12.0%.

Consumer segment sales in 2002 were $6.6 billion, an increase of 3.9% over 2001. Of the 3.9% increase in Consumer segment sales over prior year, 4.6% was operational growth with currency negatively impacting sales growth by 0.7%. Domestic sales increased by 4.5% while international sales gains in local currency of 4.6% were offset by a negative currency impact of 1.5%, resulting in total international growth of 3.1%. Consumer sales achieved strong growth in skin care products (NEUTROGENA®, CLEAN & CLEAR® and AVEENO®) and BAND-AID® wound care products, as well as in McNeil Nutritionals' SPLENDA® sweetener products and VIACTIV® calcium chews.

Consumer segment sales in 2001 were $6.3 billion, an increase of 0.8% over 2000. Domestic sales increased by 1.4% while international sales gains in local currency of 6.8% were offset by a negative currency impact of 6.7%, resulting in total growth of 0.1%. Consumer segment sales in 2000 were $6.3 billion, an increase of 0.4% over 1999. Domestic sales increased by 2.8% while international sales gains in local currency of 4.3% were offset by a negative currency impact of 6.6%, resulting in a total decrease of 2.3%.

Pharmaceutical segment sales in 2002 were $17.2 billion, an increase of 15.5% over 2001 including 16.4% growth in domestic sales and 13.5% total growth in international sales that includes a 2.4% positive effect of currency. Of the 15.5% increase in Pharmaceutical segment sales over prior year, 14.8% was due to operational increases, with currency positively impacting sales growth by 0.7%.

Sales growth reflects the strong performance of PROCRIT®/EPREX®, for treatment of anemia; REMICADE®, a treatment for rheumatoid arthritis and Crohn's disease; RISPERDAL®, an antipsychotic medication; DURAGESIC®, a transdermal patch for chronic pain, and TOPAMAX®, an anti-epileptic medication. Sales of PROCRIT®/EPREX® accounted for 11.8% of total Company revenues for 2002 and 10.6% in 2001. Johnson & Johnson markets over 100 prescription drugs around the world, with 30.5% of the sales generated outside the United States. Thirty-three drugs sold by the Company had 2002 sales in excess of $50 million, with 24 in excess of $100 million.

The rate of growth for sales of PROCRIT® and EPREX® was slowed in the latter half of 2002 as a result of new competition for PROCRIT®. Sales growth may also have been affected by rare reports of Pure Red Cell Aplasia (PRCA) in chronic renal failure (CRF) patients administered EPREX® subcutaneously. The Company's on-going investigation of PRCA in CRF patients indicates that the occurrence of PRCA continues to be rare.

During the second quarter of 2002, the Company completed its acquisition of Tibotec-Virco N.V. for approximately $320 million. Tibotec-Virco N.V. is a privately-held biopharmaceutical company focused on developing anti-viral treatments, with several promising compounds in development for the treatment of infectious diseases including HIV.

During the fourth quarter of 2002, the Company received U.S. Food and Drug Administration (FDA) approval for LEVAQUIN® (levofloxacin) for an additional indication for the treatment of nosocomial pneumonia, the second most common hospital-acquired infection. The Company also filed several new drug applications with the FDA. These include TOPAMAX® (topiramate) for the prevention of migraine headaches in adults as well as for use as a monotherapy treatment in epilepsy (it is currently approved as adjunctive treatment), LEVAQUIN® for a five-day treatment of community-acquired pneumonia, and RISPERDAL® (risperidone) as both adjunctive and monotherapy treatments of bipolar disorder.

Also in the fourth quarter of 2002, the Company announced a definitive agreement to acquire OraPharma, Inc., a specialty pharmaceutical company focused on the development and commercialization of unique therapeutics in oral health care products. The acquisition will provide entry into the oral health professional marketplace by providing a synergistic line of prevention and treatment products to maintain periodontal health. The transaction is valued at approximately $85 million, net of cash, and closed in the first quarter of 2003.

Pharmaceutical segment sales in 2001 were $14.9 billion, a total increase of 17.3% over 2000 including 21.3% growth in domestic sales. Operationally, international sales increased 14.2% but were partially offset by a negative currency impact of 4.9%, resulting in total growth of 9.3%. Pharmaceutical segment sales in 2000 were $12.7 billion, an increase of 12.7% over 1999 including 21.4% growth in domestic sales. Operationally, international sales increased 7.6% but were more than offset by a negative currency impact of 8.9% resulting in a total decrease in sales of 1.3%. Sales growth was partially offset by the restricted access of PROPULSID® in a number of markets around the world.

Worldwide sales in 2002 of $12.6 billion in the Medical Devices & Diagnostics segment represented an increase of 12.9% over 2001. As currency had no impact on sales growth, the 12.9% total increase is also the operational sales increase over prior year. Domestic sales were up 13.0% and international sales increased 12.8% over the prior year.

Strong sales growth was achieved in each of the major franchises within this segment: Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction and spinal products; Ethicon's wound care, surgical sports medicine and women's health products; LifeScan's blood glucose monitoring products; Ethicon Endo-Surgery's minimally invasive surgical products; Ortho-Clinical Diagnostics' professional diagnostic products and Vistakon's disposable contact lenses.

During the third quarter of 2002, the Company announced the final results for SIRIUS, the landmark U.S. study of the CYPHER™ Sirolimus-eluting Stent. This drug-eluting coronary stent is the first of its kind to be recommended for FDA approval. Clinical results of the CYPHER™ stent indicate a significant reduction of in-stent restenosis and revascularization rates as compared to bare metal stents. The findings confirm the stent's continued excellent performance in significantly reducing reblockage of coronary arteries in patients with coronary artery disease. Additionally, in July 2002, the U.S. Department of Health and Human Services (HHS) made a decision to provide accelerated incremental reimbursement to hospitals for this technology commencing April 1, 2003 under newly established Diagnostic Related Groups (DRGs). In order to ensure access to this technology for patients as rapidly as possible, HHS has taken the unprecedented step of assigning it to new DRGs prior to FDA approval. On October 22, 2002, the Circulatory System Device Panel advisory panel voted 8-0 in favor of FDA approval with recommended conditions, for the Company's drug-eluting coronary stent. The Company is continuing to work with the FDA on their on-going review for product approval.

Also in the fourth quarter of 2002, the FDA's Orthopaedic and Rehabilitation Devices Panel unanimously recommended in favor of FDA approval, with conditions, for the INDEPENDENCE™ iBOT™ Mobility System. The iBOT™ Mobility System is a unique device that offers benefits for individuals with mobility-related disabilities. The device can be used to navigate difficult terrain, climb stairs and ramps and balance at standing height on two wheels.

In December 2002, Ethicon received FDA clearance to market VICRYL® Plus Antibacterial Suture, the first and only suture designed with an antibacterial agent. Designed to reduce bacterial colonization on the suture, VICRYL® Plus may help reduce the risk of complications associated with surgery.

Worldwide sales in 2001 of $11.1 billion in the Medical Devices & Diagnostics segment represented a total increase of 8.8% over 2000. Domestic sales were up 12.1%, while international sales increased 5.1% as sales gains in local currency of 12.1% were offset by a negative currency impact of 7.0%. Worldwide sales in 2000 of $10.2 billion in the Medical Devices & Diagnostics segment represented a total increase of 3.7% over 1999 consisting of gains in local currency of 6.9% that were reduced by 3.2% due to the strength of the U.S. dollar. Domestic sales were up 3.9%, while international sales increased 3.4% as sales gains in local currency of 10.3% were offset by a negative currency impact of 6.9%.

Gross Profit

Gross profit margin in 2002 was 71.2%, an improvement of 0.8% over the gross profit margin in 2001 of 70.4%. The improvement in gross profit margin for 2001 was 1.1% over the gross profit margin in 2000 of 69.3%, an improvement of 0.5% over 1999. The improvement in gross profit margin over the past three years was primarily a result of continued improvements in the mix of businesses and successful ongoing cost control efforts.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses increased 8.5%, 7.3% and 4.3% in 2002, 2001 and 2000, respectively. Selling, general and administrative expenses as a percent to sales were 33.7%, 34.8% and 36.0% in 2002, 2001 and 2000, respectively. As a result of the implementation in 2002 of Emerging Issues Task Force (EITF) Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products," the Company reclassified $687 million and $674 million for 2001 and 2000, respectively, from selling, general and administrative expenses to a reduction of sales and reclassified $45 million and $49 million of expense for 2001 and 2000, respectively, from selling, general and administrative expenses to cost of products sold.

Advertising expenses, which are comprised of television, radio and print media, as well as Internet advertising, were $1.5 billion in 2002, $1.4 billion in 2001 and $1.4 billion in 2000.

Research Expenses

Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumers and patients. Worldwide costs of research activities, excluding in-process research & development charges, were as follows:

(Millions of Dollars)	2002	2001	2000
Research expense	$3,957	3,591	3,105
Percent increase over prior year	10.2%	15.7%	12.2%
Percent of sales	10.9	11.1	10.6

Research expense as a percent of sales for the Pharmaceutical segment was 15.7% for 2002, 16.6% for 2001 and 16.4% for 2000 while averaging 6.6%, 6.5% and 6.2% in the Consumer and Medical Devices & Diagnostics segments for 2002, 2001 and 2000, respectively.

Significant research activities continued in the Pharmaceutical segment, with spending increasing to $2.7 billion or 9.3% over 2001 representing a compound annual growth rate of approximately 12.2% for the five-year period since 1997. Johnson & Johnson Pharmaceutical Research & Development, L.L.C., formerly known as the Janssen Research Foundation and the R.W. Johnson Pharmaceutical Research Institute, is the primary worldwide pharmaceutical research organization and additional research is conducted by Centocor, ALZA Corporation (ALZA), Tibotec-Virco N.V. and through collaboration with the James Black Foundation in London, England.

In-Process Research & Development

In the second quarter of 2002, the Company recorded in-process research & development (IPR&D) charges of $189 million after-tax ($189 million before tax as IPR&D is not generally tax deductible in the U.S.) related to acquisitions. These acquisitions included Tibotec-Virco N.V., a privately-held biopharmaceutical company focused on developing anti-viral treatments and Obtech Medical AG, a privately-held company that markets an adjustable gastric band for the treatment of morbid obesity.

In the fourth quarter of 2001, the IPR&D charge of $105 million after-tax ($105 million before tax as IPR&D is not generally tax deductible in the U.S.) was incurred as a result of the acquisition of Inverness Medical Technology, a supplier of LifeScan electrochemical products for blood glucose monitoring following the spin-off of its non-diabetes businesses and TERAMed, an early stage medical device company that is developing endovascular stent-graft systems for minimally invasive treatment of abdominal aortic aneurysms and peripheral occlusive disease.

In 2000, the Company's IPR&D charges of $66 million after-tax ($66 million before tax as IPR&D is not generally tax deductible in the U.S.) was related to the acquisition of Atrionix, Inc., a development stage company whose primary product is a pulmonary ablation catheter for the treatment of atrial fibrillation and Crescendo, a company formed by ALZA for the purpose of selecting, developing and commercializing human pharmaceutical products.

Interest (Income) Expense

Interest income decreased in 2002 primarily due to the decline in U.S. interest rates and cash expended as part of a stock repurchase program (see page 34). In 2002, the average yield on investments was more than 200 basis points below the average yield in 2001. Interest expense in 2002 as compared to 2001 remained relatively constant as there were no significant changes in average debt balances.

Other (Income) Expense, Net

Other (income) expense includes gains and losses related to the sale and write-down of certain equity securities of the Johnson & Johnson Development Corporation, losses on the disposal of fixed assets, currency gains & losses, minority interests, litigation settlement expense as well as royalty income. Additionally, in 2002, other (income) expense included the gain on the sale of the Ortho Prefest product line and the impact of the Amgen arbitration settlement.

On October 18, 2002, an arbitrator in Chicago denied an effort by Amgen, Inc., to terminate the 1985 license agreement under which Ortho Biotech obtained exclusive U.S. rights to Amgen-developed erythropoietin (EPO which is sold as PROCRIT®/EPREX®) for all indications outside of kidney dialysis. Amgen had filed suit in 1995, claiming that Ortho Biotech had breached its license rights by improperly making sales of EPO into Amgen's exclusive dialysis market. In his decision, the arbitrator found that sales had been made into markets where Amgen had retained exclusive rights, but that they did not warrant the extraordinary remedy of terminating the contract. Instead, he found that Amgen could be adequately compensated with monetary damages. The arbitrator awarded $150 million in damages that was recorded in the third quarter of 2002. This arbitration was the fourth between the parties since 1989. On January 24, 2003, the arbitrator ruled that Amgen was the "prevailing party" in this arbitration, entitling it to an award of reasonable attorneys' fees and costs. Amgen has not yet submitted its application for fees and costs. The Company expensed $85 million in the fourth quarter of 2002 in connection with this outstanding claim.

In 2001, in addition to the items indicated above, other (income) expense included costs related to the merger with ALZA of $147 million and the amortization expense of approximately $141 million that is no longer required under Financial Accounting Standards Board (FASB) Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). In 2000, in addition to the items indicated above, other (income) expense included a favorable adjustment to the costs associated with the 1998 global manufacturing restructuring charge and the gain on the sale of various product lines.

Earnings Before Provision for Taxes on Income

Consolidated earnings before provision for taxes on income increased 17.6%, 15.0% and 16.9% in 2002, 2001 and 2000, respectively. Excluding the IPR&D and merger charges noted in the previous sections, the increases were 16.3%, 18.1% and 15.8% in 2002, 2001 and 2000, respectively. The increase in 2002 is due primarily to volume growth, improved gross profit margins and efficiencies in spending in selling, marketing and administrative expenses.

Operating profit by segment for 2002 and 2001 is as follows:

			Percent of Sales	
(Millions of Dollars)	2002	2001	2002	2001
Consumer	$1,229	1,004	18.7%	15.9%
Pharmaceutical	5,787	4,928	33.7	33.2
Med Devices & Diag	2,489	2,001	19.8	18.0
Segments total	9,505	7,933	26.2	24.5
Expenses not allocated to segments	(214)	(35)		
Earnings before taxes on income	$9,291	7,898	25.6%	24.4%

The increase in expenses not allocated to segments is primarily due to the decline in interest income in 2002 as discussed in the Interest (Income) Expense section.

Consumer segment operating profit increased 22.4% over prior year and reflects an operating profit as a percent to sales improvement of 2.8%. The improvement is due primarily to leveraging of selling, promotion and administrative expenses offset by increased expenditures in advertising. Additionally, the Consumer segment operating profit improved 0.6% as amortization expense is no longer required under SFAS No. 142.

Pharmaceutical segment operating profit increased 17.4% and reflects an operating profit as a percent to sales improvement of 0.5%. The Pharmaceutical segment operating profit was negatively impacted by the cost of the Amgen arbitration settlement in 2002 of $150 million in damages and $85 million in legal fees, IPR&D related to the Tibotec-Virco N.V. acquisition and offset by the gain on the sale of the Ortho Prefest product line. There was no impact of SFAS No. 142 on operating profit as a percent to sales in the Pharmaceutical segment. The Pharmaceutical segment operating profit also included the effect of leveraging marketing expenses. In 2001, the Pharmaceutical operating profit included expenses related to the merger with ALZA.

Medical Devices & Diagnostics segment operating profit increased 24.4% and reflects an operating profit as a percent to sales improvement of 1.8%. The non-amortization per SFAS No. 142 accounted for 0.8% of the improvement. The remaining margin improvement over prior year was achieved despite investment spending in support of the Cordis product line. Operating profit includes the IPR&D associated with the acquisitions of Obtech Medical AG in 2002 and Inverness Medical Technology and TERAMed in 2001.

Provision For Taxes on Income

The worldwide effective income tax rate was 29.0% in 2002, 28.2% in 2001 and 27.9% in 2000. The increase in the effective tax rate for the years, 2002, 2001 and 2000 was primarily due to the increase in income subject to tax in the U.S. and the Company's non-deductible IPR&D charge. Refer to Footnote 8 to the financial statements for additional information.

Net Income and Earnings Per Share

Worldwide net earnings for 2002 were $6.6 billion, reflecting a 16.4% increase over 2001. Worldwide net earnings per share for 2002 equaled $2.16 per share, an increase of 17.4% from the $1.84 net earnings per share in 2001. Excluding the impact of IPR&D in 2002 and the impact of IPR&D and merger costs in 2001, worldwide net earnings were $6.8 billion and net earnings per share were $2.23, representing an increase of 15.0% and 16.8%, respectively, over 2001. The impact of the non-amortization per SFAS No. 142 increased net earnings and earnings per share by approximately 2.0%. Worldwide net earnings achieved a 10-year annual growth rate of 21.0%, while earnings per share grew at a rate of 20.3%. Excluding the impact of an accounting change in 1992 and IPR&D in 2002, worldwide net earnings achieved a 10-year annual growth rate of 15.7%, while earnings per share grew at a rate of 15.0%. The 5-year annual compound growth rates for net earnings and earnings per share are 16.3% and 16.2%, respectively. Excluding the impact of IPR&D and merger costs, worldwide net earnings achieved a 5-year annual growth rate of 14.9%, while earnings per share grew at a rate of 15.0%.

Worldwide net earnings for 2001 were $5.7 billion, reflecting a 14.4% increase over 2000. Worldwide net earnings per share for 2001 equaled $1.84 per share, an increase of 14.3% from the $1.61 net earnings per share in 2000. Excluding the impact of IPR&D and merger costs in 2001 and IPR&D net of a favorable adjustment to the costs associated with the 1998 global manufacturing restructuring charge in 2000, worldwide net earnings were $5.9 billion and net earnings per share were $1.91, representing an increase of 18.0% and 17.2%, respectively, over 2000. Worldwide net earnings for 2000 were $5.0 billion, reflecting a 15.9% increase over 1999. Worldwide net earnings per share for 2000 equaled $1.61 per share, an increase of 15.8% from the $1.39 net earnings per share in 1999. Excluding the impact of IPR&D net of a favorable adjustment to the costs associated with the 1998 global manufacturing restructuring charge in 2000 and merger costs in 1999, worldwide net earnings were $5.0 billion and net earnings per share were $1.63, representing an increase of 14.9% and 14.8% respectively over 1999.

Cash Flows and Liquidity

Cash generated from operations and selected borrowings provide the major sources of funds for the growth of the business, including working capital, capital expenditures, acquisitions, share repurchases, dividends and debt repayments. Cash and current marketable securities were $7.5 billion at the end of 2002 as compared with $8.0 billion at the end of 2001.

Cash generated from operations amounted to $8.2 billion in 2002, which is less than the cash generated from operations in 2001 of $8.9 billion. This decrease is due primarily to the funding of the U.S. pension plan of approximately $750 million net of the current tax benefit during 2002. In 2001, there was a change in the timing of salary increases and bonuses paid to employees from December 2001 to February 2002. This change was enacted to have 2001 results finalized in order to align compensation and performance. The result of this change was an increase of approximately $450 million in cash flows in 2001 from operating activities due to the payment of the 2001 bonus in 2002.

Capital Expenditures

Capital expenditures in 2002 increased to $2.1 billion or 21.3% over 2001 and increased 2.5% to $1.7 billion in 2001 over 2000. The increase in 2002 is due primarily to expansion of manufacturing facilities to support new and existing products, investments in support of research and investments in information systems across all business segments.

Share Repurchases & Dividends

On February 13, 2002, the Company announced a stock repurchase program of up to $5 billion with no time limit on this program. This program was completed on August 1, 2002, with 83.6 million shares repurchased for an aggregate price of $5.0 billion. In addition to the 2002 stock repurchase program, the Company has an annual program to repurchase shares for use in employee stock and employee incentive plans.

The Company increased its cash dividend in 2002 for the 40th consecutive year. Cash dividends paid were $0.795 per share in 2002, compared with dividends of $0.70 per share in 2001 and $0.62 per share in 2000. The dividends were distributed as follows:

	2002	2001	2000
First quarter	$ .18	.16	.14
Second quarter	.205	.18	.16
Third quarter	.205	.18	.16
Fourth quarter	.205	.18	.16
Total	$.795	.70	.62

On January 6, 2003, the Board of Directors declared a regular cash dividend of $0.205 per share, paid on March 11, 2003 to shareholders of record as of February 18, 2003. The Company expects to continue the practice of paying regular cash dividends.

Contractual Obligations & Commitments

The Company has long-term contractual obligations primarily lease and debt obligations. To satisfy these obligations, the Company intends to use cash from operations. The following table summarizes the Company's contractual obligations and their aggregate maturities as of December 29, 2002 (see Notes 4 and 6 for further details):

(Millions of Dollars)	Operating Leases	Debt Obligations
2003	$138	77
2004	121	270
2005	101	17
2006	86	12
2007	67	8
After 2007	$160	1,715

Financial Position & Capital Resources

Total Assets & Returns

Total assets increased $2.1 billion or 5.4% in 2002 and $4.2 billion or 12.4% in 2001. Of the consolidated assets at year-end 2002, Medical Devices & Diagnostics accounted for 37.1%, 27.4% were Pharmaceutical segment assets, 12.5% were Consumer segment assets and 23.0% were general corporate assets. At year-end 2001, 35.5% and 27.5% of the consolidated assets were identifiable to the Medical Devices & Diagnostics and Pharmaceutical segments, respectively while 10.9% and 26.1% were Consumer segment and general corporate assets, respectively. Net intangible assets in 2002 increased 1.9% over 2001 and represented 22.8% of total assets at year-end 2002. Net property, plant and equipment increased to $8.7 billion or 12.8% and represented 21.5% of total assets at year-end 2002. Shareholders' equity per share at the end of 2002 was $7.65 compared with $7.95 at year-end 2001, a decrease of 3.8%. The decrease is primarily due to the $5 billion stock repurchase program completed during 2002.

Financing & Market Risk

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. Gains or losses on these contracts are offset primarily by the effect of foreign exchange rate changes on the underlying transactions. A 10% appreciation of the U.S. Dollar from December 29, 2002 market rates would increase the unrealized value of the Company's forward contracts by $252 million. Conversely, a 10% depreciation of the U.S. Dollar from December 29, 2002 market rates would decrease the unrealized value of the Company's forward contracts by $308 million. In either scenario, the gain or loss on the forward contract would be offset by the effect of foreign exchange rate changes on the underlying transaction.

The Company enters into currency swap contracts to manage the Company's exposure to changes in currency exchange rates by hedging foreign currency denominated assets and liabilities. The impact of a 1% change in interest rates on the Company's interest rate sensitive financial instruments would be immaterial.

The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any one counterparty. Management believes the risk of loss is remote.

Total unused credit available to the Company approximates $3.1 billion, including $1.5 billion of credit commitments and $0.8 billion of uncommitted lines with various banks worldwide that expire during 2003. The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.6 billion of unsecured debt securities and warrants to purchase debt securities under its medium term note (MTN) program. No MTN's were issued in 2002. At December 29, 2002, the Company had $1.8 billion remaining on its shelf registration. The Company continues to be one of few companies with a Triple A credit rating.

Total borrowings at the end of 2002 and 2001 were $4.1 billion and $2.8 billion, respectively. In 2002, net cash (cash and current marketable securities net of debt) was $3.3 billion. In 2001, net cash (cash and current marketable securities net of debt) was $5.2 billion. Total debt represented 15.4% of total capital (shareholders' equity and total debt) in 2002 and 10.3% of total capital in 2001. For the period ended December 29, 2002, there were no material cash commitments. A summary of borrowings can be found in Note 6.

The Company believes that its operations comply in all material respects with applicable environmental laws and regulations. The Company or its subsidiaries are parties to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws, in which the relief being sought is the cost of past and future remediation. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of the Company, such proceedings would not have a material adverse effect on the results of operations, cash flows or financial position of the Company.

Other Matters

Critical Accounting Policies & Estimates

Management's discussion and analysis of results of operations and financial condition are based on the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company's significant accounting policies are described in Note 1, however the Company believes that the understanding of certain key accounting policies and estimates is essential in achieving more insight into the Company's operating results and financial condition. These key accounting policies and estimates include revenue recognition, accounting for income taxes, legal and self insurance contingencies, valuation of long lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock options.

Revenue Recognition

The Company recognizes revenue from product sales when goods are shipped or delivered depending on when title and risk passes to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are provided for as reductions in determining sales in the same period the related sales are recorded. These provisions, the largest of these being the Medicaid rebate provision, are based on estimates derived from current program requirements and historical experience. The Company also recognizes service revenue that is received for co-promotion of certain products. At year-end December 29, 2002, these revenues were less than 2% of total revenues and are included in product sales.

Income Taxes

Income taxes are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP accounting and U.S. tax reporting that are recorded as deferred tax assets or liabilities. The Company records deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates that may affect these deferred tax assets and liabilities are recorded in the future. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore no U.S. tax expense has been recorded to cover the repatriation of such undistributed earnings. At December 29, 2002, and December 30, 2001, the cumulative amount of undistributed international earnings was approximately $12.3 billion and $12.1 billion, respectively.

Legal & Self Insurance Contingencies
The Company records accruals for various contingencies including legal proceedings and product liability cases as they arise in the normal course of business. The accruals are based on management's judgment as to the probability of losses, opinions of legal counsel and where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third party insurers based on the probability of recovery. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from such third party insurers.

Long Lived and Intangible Assets
The Company assesses changes in economic conditions and strategic priorities and makes assumptions regarding estimated future cash flows in evaluating the value of the Company's fixed assets, goodwill and other non-current assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.

Employee Benefit Plans
The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans that cover most employees worldwide. These plans require assumptions for the discount rate, expected return on plan assets, expected salary increases and health care cost trend rates. See Note 13 for further detail on these rates and the effect of a change in these rates on the Company's results of operations.

Stock Options
The Company has elected the use of Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) that does not require compensation costs related to stock options to be recorded in net income, as all options granted under the various stock option plans had an exercise price equal to the market value of the underlying common stock at grant date. Statement of Financial Accounting Standard (SFAS) No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123" requires pro forma disclosure of net income and earnings per share determined as if the fair value method of accounting for stock options had been applied in measuring compensation cost. See Notes 1 and 10 for further information regarding stock options.

New Accounting Standards
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The Company will adopt this standard in 2003 that is effective for fiscal years beginning after June 15, 2002 and it is not expected to have a material impact on the Company's results of operations, cash flows or financial position. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was effective for the first quarter of 2002. The Company's adoption of SFAS No. 144 did not have a material effect on the Company's results of operations, cash flows or financial position. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt SFAS No. 146 in the first quarter of 2003 and is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and have been adopted by the Company. There is no disclosure required at year-end 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of the guarantor's year-end. FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company's adoption of FIN 45 in 2003 is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities — an interpretation of ARB No. 51," which addresses consolidation of variable interest entities. FIN 46 expands the criteria for consideration in determining whether a variable interest entity should be consolidated by a business entity, and requires existing unconsolidated variable interest entities (which include, but are not limited to, Special Purpose Entities, or SPEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

Changing Prices & Inflation

Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policymakers, consumers and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long-standing policy of pricing products responsibly. For the period 1992–2002, in the United States, the weighted average compound annual growth rate of Johnson & Johnson price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period. Inflation rates, even though moderate in many parts of the world during 2002, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

Common Stock Market Prices

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson common stock during 2002 and 2001 were:

	2002		2001	
	High	Low	High	Low
First quarter	$65.89	54.70	52.34	40.25
Second quarter	65.29	52.00	54.20	42.60
Third quarter	56.50	41.40	57.60	50.00
Fourth quarter	61.30	53.00	60.97	53.05
Year-end close	$53.11		59.86	

Subsequent Events

On February 10, 2003, Johnson & Johnson announced that it signed a definitive agreement with Scios Inc., a biopharmaceutical company with a marketed product for cardiovascular disease and research projects focused on auto-immune diseases. The Company will acquire Scios in a cash for stock exchange.

Under the terms of the agreement, Scios shareholders will receive $45.00 for each outstanding Scios share. The value of the transaction as of the anticipated closing date is expected to be approximately $2.4 billion, net of cash anticipated to be acquired, based on Scios' approximately 59.8 million fully diluted shares outstanding.

The boards of directors of Johnson & Johnson and Scios have given their approval to the transaction, which is subject to clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act. This transaction is also subject to the approval of the shareholders of Scios and other customary closing conditions.

Scios is a biopharmaceutical company developing novel treatments for cardiovascular and inflammatory disease. The company's disease-based technology platform integrates expertise in protein biology with computational and medicinal chemistry to identify novel targets and rationally design small molecule compounds for large markets with unmet medical needs. Scios' product NATRECOR® is the first novel agent approved for congestive heart failure (CHF) in more than a decade. NATRECOR® is a recombinant form of a naturally occurring protein secreted by the heart as part of the body's response to CHF. The drug has several significant advantages over existing therapies for CHF, the single most common cause of hospitalization in the United States for patients over 65.

The principal focus of Scios' research and development program is small molecule inhibitors, and includes several potential new treatments for pain and inflammatory diseases, including an advanced p-38 kinase inhibitor program.

The transaction is expected to close in the second quarter of 2003, and the Company anticipates an IPR&D charge of approximately $700 million to be incurred in connection with this acquisition.

Cautionary Factors That May Affect Future Results

This Annual Report contains forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements may be identified by the use of words like "plans," "expects," "will," "anticipates," "estimates" and other words of similar meaning in conjunction with, among other things, discussions of future operations, financial performance, the Company's strategy for growth, product development, regulatory approval, market position and expenditures.

Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, the Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments. The Company's report on Form 10-K for the year ended December 29, 2002 that will be filed in March 2003, will contain, as an Exhibit, a discussion of various factors that could cause actual results to differ from expectations. Prior to that filing, investors should reference the Company's report on Form 10-K for the fiscal year ended December 30, 2001. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Balance Sheets

At December 29, 2002 and December 30, 2001 (Dollars in Millions Except Share and Per Share Data) (Note 1)	2002	2001
Assets		
Current assets		
Cash and cash equivalents (Notes 1, 14 and 15)	$ 2,894	3,758
Marketable securities (Notes 1, 14 and 15)	4,581	4,214
Accounts receivable trade, less allowances for doubtful accounts $191 (2001, $197)	5,399	4,630
Inventories (Notes 1 and 2)	3,303	2,992
Deferred taxes on income (Note 8)	1,419	1,192
Prepaid expenses and other receivables	1,670	1,687
Total current assets	19,266	18,473
Marketable securities, non-current (Notes 1, 14 and 15)	121	969
Property, plant and equipment, net (Notes 1 and 3)	8,710	7,719
Intangible assets, net (Notes 1 and 7)	9,246	9,077
Deferred taxes on income (Note 8)	236	288
Other assets (Note 5)	2,977	1,962
Total assets	$40,556	38,488
Liabilities and Shareholders' Equity		
Current liabilities		
Loans and notes payable (Note 6)	$ 2,117	565
Accounts payable	3,621	2,838
Accrued liabilities	3,820	3,135
Accrued salaries, wages and commissions	1,181	969
Taxes on income	710	537
Total current liabilities	11,449	8,044
Long-term debt (Note 6)	2,022	2,217
Deferred tax liability (Note 8)	643	493
Employee related obligations (Note 5)	1,967	1,870
Other liabilities	1,778	1,631
Shareholders' equity		
Preferred stock—without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock—par value $1.00 per share (Note 20) (authorized 4,320,000,000 shares; issued 3,119,842,000 shares)	3,120	3,120
Note receivable from employee stock ownership plan (Note 16)	(25)	(30)
Accumulated other comprehensive income (Note 12)	(842)	(530)
Retained earnings	26,571	23,066
	28,824	25,626
Less: common stock held in treasury, at cost (Note 20) (151,547,000 and 72,627,000)	6,127	1,393
Total shareholders' equity	22,697	24,233
Total liabilities and shareholders' equity	$40,556	38,488

See Notes to Consolidated Financial Statements

Consolidated Statements of Earnings

(Dollars in Millions Except Per Share Figures) (Note 1)	2002	2001	2000
Sales to customers	$ 36,298	32,317	29,172
Cost of products sold	10,447	9,581	8,957
Gross profit	25,851	22,736	20,215
Selling, marketing and administrative expenses	12,216	11,260	10,495
Research expense	3,957	3,591	3,105
Purchased in-process research and development (Note 17)	189	105	66
Interest income	(256)	(456)	(429)
Interest expense, net of portion capitalized (Note 3)	160	153	204
Other (income) expense, net	294	185	(94)
	16,560	14,838	13,347
Earnings before provision for taxes on income	9,291	7,898	6,868
Provision for taxes on income (Note 8)	2,694	2,230	1,915
Net earnings	$ 6,597	5,668	4,953
Basic net earnings per share (Notes 1 and 19)	$ 2.20	1.87	1.65
Diluted net earnings per share (Notes 1 and 19)	$ 2.16	1.84	1.61

See Notes to Consolidated Financial Statements

Consolidated Statements of Equity

(Dollars in Millions) (Note 1)	Total	Comprehensive Income	Retained Earnings	Note Receivable From Employee Stock Ownership Plan (ESOP)	Accumulated Other Comprehensive Income	Common Stock Issued Amount	Treasury Stock Amount
Balance, January 2, 2000	$16,995		14,768	(41)	(399)	3,120	(453)
Net earnings	4,953	4,953	4,953				
Cash dividends paid	(1,724)		(1,724)				
Employee stock compensation and stock option plans	619		(456)				1,075
Conversion of subordinated debentures	504		504				
Repurchase of common stock	(973)						(973)
Business combinations	77		68				9
Other comprehensive income, net of tax:							
Currency translation adjustment	(45)	(45)			(45)		
Unrealized gains/(losses) on securities	(2)	(2)			(2)		
Pension liability adjustment	(15)	(15)			(15)		
Reclassification adjustment		(52)					
Total comprehensive income		4,839					
Note receivable from ESOP	6			6			
Balance, December 31, 2000	$20,395		18,113	(35)	(461)	3,120	(342)
Net earnings	5,668	5,668	5,668				
Cash dividends paid	(2,047)		(2,047)				
Employee stock compensation and stock option plans	842		(602)				1,444
Conversion of subordinated debentures	815		632				183
Repurchase of common stock	(2,742)						(2,742)
Business combinations	1,366		1,302				64
Other comprehensive income, net of tax:							
Currency translation adjustment	(175)	(175)			(175)		
Unrealized gains/(losses) on securities	8	8			8		
Gains/(losses) on derivatives & hedges	98	98			98		
Reclassification adjustment		(14)					
Total comprehensive income		5,585					
Note receivable from ESOP	5			5			
Balance, December 30, 2001	$24,233		23,066	(30)	(530)	3,120	(1,393)
Net earnings	6,597	6,597	6,597				
Cash dividends paid	(2,381)		(2,381)				
Employee stock compensation and stock option plans	806		(489)				1,295
Conversion of subordinated debentures	131		(222)				353
Repurchase of common stock	(6,382)						(6,382)
Other comprehensive income, net of tax:							
Currency translation adjustment	(10)	(10)			(10)		
Unrealized gains/(losses) on securities	(86)	(86)			(86)		
Pension liability adjustment	(18)	(18)			(18)		
Gains/(losses) on derivatives & hedges	(198)	(198)			(198)		
Reclassification adjustment		(26)					
Total comprehensive income		6,259					
Note receivable from ESOP	5			5			
Balance, December 29, 2002	$22,697		26,571	(25)	(842)	3,120	(6,127)

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(Dollars in Millions) (Note 1)	2002	2001	2000
Cash flows from operating activities			
Net earnings	$ 6,597	5,668	4,953
Adjustments to reconcile net earnings to cash flows:			
Depreciation and amortization of property and intangibles	1,662	1,605	1,592
Purchased in-process research and development	189	105	66
Deferred tax provision	(74)	(106)	(128)
Accounts receivable reserves	(6)	99	41
Changes in assets and liabilities, net of effects from acquisition of businesses:			
Increase in accounts receivable	(510)	(258)	(468)
(Increase) decrease in inventories	(109)	(167)	128
Increase in accounts payable and accrued liabilities	1,420	1,401	41
(Increase) decrease in other current and non-current assets	(1,429)	(270)	124
Increase in other current and non-current liabilities	436	787	554
Net cash flows from operating activities	8,176	8,864	6,903
Cash flows from investing activities			
Additions to property, plant and equipment	(2,099)	(1,731)	(1,689)
Proceeds from the disposal of assets	156	163	166
Acquisition of businesses, net of cash acquired (Note 17)	(478)	(225)	(151)
Purchases of investments	(6,923)	(8,188)	(5,676)
Sales of investments	7,353	5,967	4,827
Other	(206)	(79)	(142)
Net cash used by investing activities	(2,197)	(4,093)	(2,665)
Cash flows from financing activities			
Dividends to shareholders	(2,381)	(2,047)	(1,724)
Repurchase of common stock	(6,538)	(2,570)	(973)
Proceeds from short-term debt	2,359	338	814
Retirement of short-term debt	(560)	(1,109)	(1,485)
Proceeds from long-term debt	22	14	591
Retirement of long-term debt	(245)	(391)	(35)
Proceeds from the exercise of stock options	390	514	387
Net cash used by financing activities	(6,953)	(5,251)	(2,425)
Effect of exchange rate changes on cash and cash equivalents	110	(40)	(47)
(Decrease) increase in cash and cash equivalents	(864)	(520)	1,766
Cash and cash equivalents, beginning of year (Note 1)	3,758	4,278	2,512
Cash and cash equivalents, end of year (Note 1)	$ 2,894	3,758	4,278
Supplemental cash flow data			
Cash paid during the year for:			
Interest	$ 141	185	215
Income taxes	2,006	2,090	1,651
Supplemental schedule of noncash investing and financing activities			
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	$ 946	971	754
Conversion of debt	131	815	504
Acquisition of businesses			
Fair value of assets acquired	$ 550	1,925	241
Fair value of liabilities assumed	(72)	(434)	(5)
	478	1,491	236
Treasury stock issued at fair value	—	(1,266)	(85)
Net cash paid for acquisitions	$ 478	225	151

See Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Principles

Principles of Consolidation

The financial statements include the accounts of Johnson & Johnson and subsidiaries. Intercompany accounts and transactions are eliminated.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 143, "Accounting for Asset Retirement Obligations." The Company will adopt this standard in 2003 that is effective for fiscal years beginning after June 15, 2002 and it is not expected to have a material impact on the Company's results of operations, cash flows or financial position. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was effective for the first quarter of 2002. The Company's adoption of SFAS No. 144 did not have a material effect on the Company's results of operations, cash flows or financial position. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which is effective for exit or disposal activities that are initiated after December 31, 2002. The Company's adoption of SFAS No. 146 in the first quarter of 2003 is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The disclosure provisions have been implemented and no disclosures were required at year-end 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of the guarantor's year-end. FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company's adoption of FIN 45 in 2003 has not and is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities — an interpretation of ARB No. 51," which addresses consolidation of variable interest entities. FIN 46 expands the criteria for consideration in determining whether a variable interest entity should be consolidated by a business entity, and requires existing unconsolidated variable interest entities (which include, but are not limited to, Special Purpose Entities, or SPEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Investments

Short-term marketable securities are carried at cost, which approximates fair value. Long-term debt securities that the Company has the ability and intent to hold until maturity are carried at amortized cost, which also approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company periodically reviews its investments in non-marketable equity securities for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment	20-40 years
Land and leasehold improvements	10-20 years
Machinery and equipment	2-13 years

The Company capitalizes certain computer software and development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally ranges from 3 to 5 years.

The Company reviews long-lived assets to assess recoverability using undiscounted cash flows. When necessary, charges for impairments of long-lived assets are recorded for the amount by which the present value of future cash flows is less than the carrying value of these assets.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped or delivered depending on when title and risk passes to the customer. Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are provided for as reductions in determining sales in the same period the related sales are recorded.

Sales Incentives and Trade Promotional Allowances

The Company has adopted Emerging Issues Task Force (EITF) Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products" effective December 31, 2001. All prior periods have been restated to reclassify sales incentives and trade promotional allowances from selling, general and administrative expenses to either a reduction of sales or cost of sales. As such, sales were reduced by $687 million and $674 million for 2001 and 2000, respectively, and cost of products sold increased by $45 million and $49 million for 2001 and 2000, respectively.

Shipping and Handling
Shipping and handling costs incurred were $518 million, $473 million and $492 million in 2002, 2001 and 2000, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is immaterial for all periods presented.

Inventories
Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

Intangible Assets
In accordance with SFAS No. 142, no amortization was recorded for goodwill and/or intangible assets deemed to have indefinite lives for acquisitions completed after June 30, 2001. Further, effective the beginning of fiscal year 2002 in accordance with SFAS No. 142, the Company discontinued the amortization relating to all existing goodwill and indefinite lived intangible assets. The effect of non-amortization of this goodwill and these intangible assets was approximately $141 million before tax for 2002. Intangible assets that have finite useful lives continue to be amortized over their useful lives. SFAS No. 142 requires that goodwill and non-amortizable intangible assets be assessed annually for impairment. The required initial assessment was completed at June 30, 2002 and no impairment was determined. This initial impairment assessment was updated in the fourth quarter of 2002 and no impairment was determined. Future impairment tests will be performed in the fourth quarter, annually.

Financial Instruments
Effective January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," collectively referred to as SFAS No. 133. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if it is, depending on the type of hedge transaction.

The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third party purchases of raw materials denominated in foreign currency. The Company also uses currency swaps to manage currency risk primarily related to borrowings. Both of these types of derivatives are designated as cash flow hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and, therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

The designation as a cash flow hedge is made at the date of entering into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and that is highly effective, are recorded in accumulated other comprehensive income, until the underlying transaction affects earnings and are then reclassified to earnings in the same account as the hedged transaction. Fair value of a forward exchange contract represents the present value of the change in forward exchange rates times the notional amount of the derivative. The fair value of a currency swap contract is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the periods the currency exchanges are due, and expressing the result in U.S. dollars at the current spot foreign currency exchange rate.

On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings.

The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure's impact on the Company's financial performance; (2) protect the Company's cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions.

Product Liability
Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on existing information. The accruals are adjusted periodically as additional information becomes available. Receivables for insurance recoveries related to product liability related claims are recorded, on an undiscounted for the time value of money basis, when it is probable that a recovery will be realized.

Research and Development
Research and development expenses are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization.

Advertising
Costs associated with advertising are expensed in the year incurred. Advertising expenses worldwide, which are

comprised of television, radio, print media as well as Internet advertising, were $1.5 billion in 2002, $1.4 billion in 2001 and $1.4 billion in 2000.

Income Taxes
The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the repatriation of such undistributed earnings. At December 29, 2002, and December 30, 2001, the cumulative amount of undistributed international earnings was approximately $12.3 billion and $12.1 billion, respectively.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Net Earnings Per Share
Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Stock Options
At December 29, 2002, the Company has 24 stock-based employee compensation plans that are described in Note 10. The Company accounts for those plans under the recognition and measurement principles of Accounting Principle Board Opinion No. 25 "Accounting for Stock Issued to Employees" and its related Interpretations. Compensation costs are not recorded in net income for stock options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

As required by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123," the following table shows the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

(Dollars in Millions Except Per Share Data)	2002	2001	2000
Net income, as reported	$ 6,597	5,668	4,953
Less: Compensation expense[1]	320	263	189
Pro forma	$ 6,277	5,405	4,764
Earnings per share:			
Basic—as reported	$ 2.20	1.87	1.65
—pro forma	2.09	1.78	1.59
Diluted—as reported	2.16	1.84	1.61
—pro forma	2.06	1.75	1.55

[1] Determined under fair value based method for all awards, net of tax.

Risks and Uncertainties
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Actual results may or may not differ from those estimates.

Annual Closing Date
The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as will be the case in 2004, the fiscal year consists of 53 weeks.

Reclassification
Certain prior year amounts have been reclassified to conform with current year presentation.

Stock Split
On April 26, 2001, the Board of Directors declared a 2-for-1 stock split. Shareholders of record at the close of business on May 22, 2001 were issued one additional share of Johnson & Johnson common stock on June 12, 2001 for each share held as of the record date. All shares and per share data for all periods presented in these financial statements have been adjusted to reflect the stock split.

2 Inventories
At the end of 2002 and 2001, inventories were comprised of:

(Dollars in Millions)	2002	2001
Raw materials and supplies	$ 835	842
Goods in process	803	605
Finished goods	1,665	1,545
	$3,303	2,992

3 Property, Plant and Equipment
At the end of 2002 and 2001, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2002	2001
Land and land improvements	$ 472	459
Buildings and building equipment	4,364	3,911
Machinery and equipment	7,869	6,805
Construction in progress	1,609	1,283
	14,314	12,458
Less accumulated depreciation	5,604	4,739
	$ 8,710	7,719

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2002, 2001 and 2000 was $98 million, $95 million and $97 million, respectively.

Depreciation expense, including the amortization of capitalized interest in 2002, 2001 and 2000 was $1.3 billion, $1.1 billion and $1.1 billion, respectively.

Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to earnings.

4 Rental Expense and Lease Commitments
Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases

amounted to approximately $298 million in 2002, $275 million in 2001 and $264 million in 2000.

The approximate minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 29, 2002 are:

(Dollars in Millions)	2003	2004	2005	2006	2007	After 2007	Total
	$138	121	101	86	67	160	673

Commitments under capital leases are not significant.

5 Employee Related Obligations

At the end of 2002 and 2001, employee related obligations were:

(Dollars in Millions)	2002	2001
Pension benefits	$ 643	605
Post retirement benefits	907	878
Post employment benefits	193	168
Deferred compensation	335	311
	$ 2,078	1,962
Current benefits payable	111	92
Employee related obligations	$1,967	1,870

Prepaid employee related obligations of $959 million for 2002 are included in other assets on the consolidated balance sheet.

6 Borrowings

The components of long-term debt are as follows:

(Dollars in Millions)	2002	Eff. Rate%	2001	Eff. Rate%
3% Zero Coupon Convertible Subordinated Debentures due 2020	$ 621	3.00	626	3.00
5.25% Zero Coupon Convertible Subordinated Debentures due 2014	11	5.25	117	5.25
8.72% Debentures due 2024	300	8.72	300	8.72
6.95% Notes due 2029	293	7.14	293	7.14
6.73% Debentures due 2023	250	6.73	250	6.73
7.375% Notes due 2002	—	—	200	7.49
8.25% Eurodollar Notes due 2004	200	8.37	199	8.37
6.625% Notes due 2009	198	6.80	198	6.80
5.12% Notes due 2003[2]	60	0.82	60	0.82
Industrial Revenue Bonds	39	3.85	39	5.30
Other, principally international	127	—	163	—
	2,099	5.85[1]	2,445	5.98[1]
Less current portion	77		228	
	$2,022		2,217	

[1] Weighted average effective rate.

[2] Represents 5.12% U.S. Dollar notes due 2003 issued by a Japanese subsidiary and converted to a 0.82% fixed rate yen note via a currency swap.

The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.1 billion, including $1.5 billion of credit commitments and $0.8 billion of uncommitted lines with various banks worldwide that expire during 2003. Interest charged on borrowings under the credit line agreements is based on either bids provided by the banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.6 billion of unsecured debt securities and warrants to purchase debt securities under its medium term note (MTN) program. No MTN's were issued in 2002. At December 29, 2002, the Company had $1.8 billion remaining on its shelf registration.

Long term debt includes two convertible subordinated debentures issued by ALZA prior to its merger with Johnson & Johnson.

On July 28, 2000, ALZA completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures which were issued at a price of $551.26 per $1,000 principal amount at maturity. At December 29, 2002, the outstanding 3% Debentures had a total principal amount at maturity of $1.0 billion with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the 3% debentures, holders are entitled to convert their debentures into approximately 15.0 million shares of Johnson & Johnson stock at a price of $40.102 per share. Approximately 579,000 shares have been issued as of December 29, 2002 due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2003, 2008 or 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either Johnson & Johnson common stock or cash, or a combination of stock and cash, in the event of repurchase of the 3% Debentures. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount. At December 29, 2002 and December 30, 2001, the fair value based on quoted market value of the 3% Debentures was $813 million and $910 million, respectively.

In 1994, ALZA issued the 5.25% Zero Coupon Convertible Subordinated Debentures at a price of $354.71 per $1,000 principal amount at maturity. At December 29, 2002, the outstanding 5.25% Debentures had a total principal amount at maturity of $20 million, with a yield to maturity of 5.25% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the debentures, note holders are entitled to convert their debentures into approximately 24.0 million shares of Johnson & Johnson stock at a price of $13.939 per share. Approximately 23.5 million shares of Johnson & Johnson stock have been issued as at December 29, 2002 due to voluntary conversions by note holders. At the option of the holder, the 5.25% Debentures may be purchased by the Company on July 14, 2004 or July 14, 2009, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. At December 29, 2002 and December 30, 2001, the fair value based on quoted market value of the 5.25% Debentures was $27 million and $339 million, respectively.

Short-term borrowings and current portion of long-term debt amounted to $2.1 billion at the end of 2002. These borrowings are comprised of $1.6 billion of commercial paper and $468 million of local borrowings, principally by international subsidiaries.

Aggregate maturities of long-term obligations commencing in 2003 are:

(Dollars in Millions)	2003	2004	2005	2006	2007	After 2007
	$77	270	17	12	8	1,715

7 Intangible Assets

At the end of 2002 and 2001, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2002	2001
Goodwill—gross	$ 5,320	5,245
Less accumulated amortization	667	674
Goodwill—net	$ 4,653	4,571
Trademarks (non-amortizable)—gross	$ 1,021	935
Less accumulated amortization	138	132
Trademarks (non-amortizable)—net	$ 883	803
Patents and trademarks—gross	$ 2,016	1,881
Less accumulated amortization	534	376
Patents and trademarks—net	$ 1,482	1,505
Other intangibles—gross	$ 2,998	2,849
Less accumulated amortization	770	651
Other intangibles—net	$ 2,228	2,198
Total intangible assets—gross	$11,355	10,910
Less accumulated amortization	2,109	1,833
Total intangible assets—net	$ 9,246	9,077

Goodwill as of December 29, 2002 as allocated by segments of business is as follows:

(Dollars in Millions)	Consumer	Pharm	Med Dev & Diag	Total
Goodwill, net of accumulated amortization at December 30, 2001	$ 806	232	3,533	4,571
Reclassification of intangibles, net of accumulated amortization	—	(109)	—	(109)
Acquisitions	—	150	60	210
Translation & other	15	(29)	(5)	(19)
Goodwill at December 29, 2002	$ 821	244	3,588	4,653

The weighted average amortization periods for patents and trademarks and other intangible assets are 16 years and 18 years, respectively. The amortization expense of amortizable intangible assets for the fiscal year ended December 29, 2002 was $405 million pre-tax and the estimated amortization expense for the five succeeding years approximates $425 million pre-tax, per year, respectively.

8 Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)	2002	2001	2000
Currently payable:			
U.S. taxes	$ 2,042	1,726	1,375
International taxes	726	610	668
	2,768	2,336	2,043
Deferred:			
U.S. taxes	20	(22)	(36)
International taxes	(94)	(84)	(92)
	(74)	(106)	(128)
	$ 2,694	2,230	1,915

A comparison of income tax expense at the federal statutory rate of 35% in 2002, 2001 and 2000, to the Company's effective tax rate is as follows:

(Dollars in Millions)	2002	2001	2000
U.S.	$ 6,189	4,744	3,892
International	3,102	3,154	2,976
Earnings before taxes on income:	$ 9,291	7,898	6,868
Statutory taxes	$ 3,252	2,764	2,404
Tax rates:			
Statutory	35.0%	35.0%	35.0%
Puerto Rico and Ireland operations	(4.5)	(5.4)	(5.0)
Research tax credits	(0.7)	(0.4)	(0.8)
Domestic state and local	1.2	0.9	0.8
International subsidiaries excluding Ireland	(2.2)	(2.6)	(2.9)
IPR&D	0.7	0.5	0.3
All other	(0.5)	0.2	0.5
Effective tax rate	29.0%	28.2%	27.9%

During 2002, the Company had subsidiaries operating in Puerto Rico under a tax incentive grant expiring in 2014. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate effective through the year 2010.

Temporary differences and carry forwards for 2002 and 2001 are as follows:

	2002 Deferred Tax		2001 Deferred Tax	
(Dollars in Millions)	Asset	Liability	Asset	Liability
Employee related obligations	$ 443		625	
Depreciation		(318)		(294)
Non-deductible intangibles		(931)		(959)
International R&D capitalized for tax	340		237	
Reserves & liabilities	479		636	
Income reported for tax purposes	343		313	
Miscellaneous international	359	(278)	275	(260)
Capitalized intangible	139		156	
Miscellaneous U.S.	354		183	
Total deferred income taxes	$2,457	(1,527)	2,425	(1,513)

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in Taxes on Income on the balance sheet.

9 International Currency Translation

For translation of its subsidiaries operating in non-U.S. dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years.

In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies which are reflected in operating results.

An analysis of the changes during 2002 and 2001 for foreign currency translation adjustments is included in Note 12.

Net currency transaction and translation gains and losses included in other expense were after-tax losses of $25 million, $3 million and $65 million, in 2002, 2001 and 2000, respectively.

10 Common Stock, Stock Option Plans and Stock Compensation Agreements

At December 29, 2002 the Company had 24 stock-based compensation plans. Under the 2000 Stock Option Plan, the Company may grant options to its employees for up to 1.6% of the issued shares of the Company's Common Stock, plus the number of shares available from the previous year that were not issued, as well as shares issued under the Plan that expired or terminated without being exercised. The shares outstanding are for contracts under the Company's 1991, 1995 and 2000 Employee Stock Option Plans, the 1997 Non-Employee Director's Plan and the Mitek, Cordis, Biosense, Gynecare, Centocor, Innovasive Devices, ALZA and Inverness Stock Option Plans.

Stock options generally expire 10 years from the date they are granted and vest over service periods that range from one to six years. All options are granted at current market price on the date of grant. Shares available, under the 2000 Stock Option Plan, for future grants are based on 1.6% of the issued shares each year, and 49.9 million shares could be granted each year during the years 2002 through 2005, in addition to any other available shares as described above. Shares available for future grants under the 2000 plan were 62.1 million at the end of 2002.

A summary of the status of the Company's stock option plans as of December 29, 2002, December 30, 2001 and December 31, 2000 and changes during the years ending on those dates, is presented below:

(Shares in Thousands)	Options Outstanding	Weighted Average Exercise Price
Balance at January 2, 2000	181,486	$25.65
Options granted	46,456	48.29
Options exercised	(27,130)	15.22
Options canceled/forfeited	(6,824)	33.03
Balance at December 31, 2000	193,988	32.27
Options granted	8,975[1]	36.31
Options exercised	(30,622)	19.00
Options canceled/forfeited	(5,117)	49.38
Balance at December 30, 2001	167,224	34.37
Options granted	48,072	57.30
Options exercised	(21,012)	19.64
Options canceled/forfeited	(4,543)	50.86
Balance at December 29, 2002	189,741	$41.42

[1] Includes 3,108 options issued to replace Inverness options outstanding at or granted prior to the acquisition.

For the year ended December 30, 2001, there was a change in the timing of granting stock compensation and options to employees from December 2001 to February 2002. This change was enacted to have 2001 results finalized in order to align compensation with performance. The same timing of grants will be followed for fiscal 2002.

The average fair value of options granted was $15.49 in 2002, $13.72 in 2001 and $14.79 in 2000. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

	2002	2001	2000
Risk-free rate	4.39%	4.87%	5.45%
Volatility	26.0%	27.0%	27.0%
Expected life	5.0 yrs	5.0 yrs	5.0 yrs
Dividend yield	1.33%	1.33%	1.40%

The following table summarizes stock options outstanding and exercisable at December 29, 2002:

(Shares in Thousands)	Outstanding			Exercisable	
Exercise Price Range	Options	Average Life[(a)]	Average Exercise Price	Options	Average Exercise Price
$.79-$11.15	5,572	1.2	$10.29	5,572	$10.29
$11.16-$21.24	16,550	1.8	12.93	16,550	12.93
$21.57-$39.86	43,541	4.0	27.05	42,403	26.85
$40.08-$50.66	40,916	6.7	45.94	35,829	45.76
$50.69-$55.91	36,337	7.8	50.74	306	51.82
$57.30-$61.68	46,655	9.1	57.34	1	57.36
$63.30-$66.50	170	8.0	64.37	41	64.74
	189,741	6.3	$41.42	100,702	$30.47

[(a)] *Average contractual life remaining in years.*

Stock options exercisable at December 30, 2001 and December 31, 2000 were 99,176 options at an average exercise price of $24.34 and 90,384 options at an average exercise price of $19.46, respectively.

11 Segments of Business and Geographic Areas

See page 57 for information on segments of business and geographic areas.

12 Accumulated Other Comprehensive Income

Components of other comprehensive income/(loss) consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Unrealized Gains/ (Losses) on Securities	Pension Liability Adjustments	Gains/ (Losses) on Derivatives & Hedges	Total Accumulated Other Comprehensive Income/(Loss)
Jan. 2, 2000	$(477)	78			(399)
2000 changes	(45)	(2)	(15)		(62)
Dec. 31, 2000	$(522)	76	(15)		(461)
2001 changes					
Transition Adjustment	—	—	—	17	
Net change due to hedging transactions	—	—	—	228	
Net amount reclassed to net earnings	—	—	—	(147)	
Net 2001 changes	(175)	8	—	98	(69)
Dec. 30, 2001	$(697)	84	(15)	98	(530)
2002 changes					
Net change due to hedging transactions	—	—	—	(394)	
Net amount reclassed to net earnings	—	—	—	196	
Net 2002 changes	(10)	(86)	(18)	(198)	(312)
Dec. 29, 2002	$(707)	(2)	(33)	(100)	(842)

Total other comprehensive income for 2002 includes reclassification adjustment gains of $45 million realized from the sale of equity securities and the associated tax expense of $19 million. In 2001, total other comprehensive income included reclassification adjustment gains of $21 million realized from the sale of equity securities and the associated tax expense of $7 million. In 2000, total other comprehensive income included reclassification adjustment gains of $80 million and the associated tax expense of $28 million.

The tax effect on these unrealized gains/(losses) on equity securities is a benefit of $1 million in 2002, an expense of $64 million in 2001 and an expense of $53 million in 2000. The tax effect on the gains/(losses) on derivatives and hedges is a benefit of $56 million in 2002 and an expense of $53 million in 2001. See Note 15 for additional information relating to derivatives and hedging.

The currency translation adjustments are not currently adjusted for income taxes as they relate to permanent investments in non-U.S. subsidiaries.

13 Retirement and Pension Plans

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides postretirement benefits, primarily health care to all domestic retired employees and their dependents.

Most international employees are covered by government sponsored programs and the cost to the Company is not significant.

Retirement plan benefits are primarily based on the employee's compensation during the last three to five years before retirement and the number of years of service. The Company's objective in funding its domestic plans is to accumulate funds sufficient to provide for all accrued benefits. International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts or reserves are provided.

In certain countries other than the United States, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the Company has several pension plans which are not funded.

The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 2002, 2001 and 2000 include the following components:

	Retirement Plans			Other Benefit Plans		
(Dollars in Millions)	2002	2001	2000	2002	2001	2000
Service cost	$ 249	219	201	23	23	20
Interest cost	354	325	295	59	52	51
Expected return on plan assets	(447)	(413)	(377)	(4)	(5)	(5)
Amortization of prior service cost	15	18	21	(3)	(3)	(1)
Amortization of net transition asset	(7)	(6)	(7)	—	—	—
Recognized actuarial gains	(41)	(68)	(81)	—	(7)	(10)
Curtailments and settlements	(1)	(1)	—	—	—	—
Net periodic benefit cost	$ 122	74	52	75	60	55

The net periodic (income) cost attributable to domestic retirement plans was $61 million in 2002, $28 million in 2001 and ($14) million in 2000.

The following tables provide the weighted-average assumptions used to develop net periodic benefit cost and the actuarial present value of projected benefit obligations:

	Retirement Plans			Other Benefit Plans		
Domestic Benefit Plans	2002	2001	2000	2002	2001	2000
Weighted average discount rate	6.75%	7.50%	7.50%	6.75%	7.50%	7.50%
Expected long-term rate of return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00
Rate of increase in compensation levels	4.50	4.50	5.00	4.50	4.50	5.00
International Benefit Plans						
Weighted average discount rate	5.75%	5.75%	6.00%	6.75%	6.75%	6.75%
Expected long-term rate of return on plan assets	7.50	7.50	7.50	—	—	—
Rate of increase in compensation levels	3.50	3.50	3.50	4.25	4.25	4.25

Health care cost trends in the United States are projected at annual rates, for all individuals, grading from 9.0% to 4.5% by the year 2009 and beyond. The effect of a 1% change in these assumed cost trends on the accumulated postretirement benefit obligation at the end of 2002 would be a $125 million increase or a $106 million decrease and the effect on the service and interest cost components of the net periodic postretirement benefit cost for 2002 would be a $13 million increase or a $10 million decrease.

Plan assets consist primarily of listed common stocks, U.S. and non-U.S. equities and fixed income investments. The fair value of Johnson & Johnson common stock in the plan assets was $384 million at December 29, 2002.

The following tables set forth the change in benefit obligations and change in plan assets at year-end 2002 and 2001 for the Company's defined benefit retirement plans and other benefit plans:

(Dollars in Millions)	Retirement Plans		Other Benefit Plans	
Change in Benefit Obligation	2002	2001	2002	2001
Benefit obligation—beginning of year	$ 5,026	4,555	782	722
Service cost	249	219	23	23
Interest cost	354	325	59	52
Plan participant contributions	18	15	—	—
Amendments	17	8	—	—
Actuarial loss	478	210	190	22
Divestitures & acquisitions	(4)	1	8	—
Curtailments & settlements	(6)	(1)	—	—
Total benefits paid	(246)	(223)	(50)	(34)
Effect of exchange rates	165	(83)	3	(3)
Benefit obligation—end of year	$ 6,051	5,026	1,015	782
Change in Plan Assets				
Plan assets at fair value—beginning of year	$ 4,355	4,847	48	58
Actual return on plan assets	(611)	(276)	(12)	(8)
Company contributions	1,074	56	47	31
Plan participant contributions	18	15	—	—
Divestitures	(2)	—	(49)	—
Benefits paid from plan assets	(232)	(212)	—	(33)
Effect of exchange rates	103	(75)	—	—
Plan assets at fair value—end of year	$ 4,705	4,355	34	48

Amounts recognized in the Company's balance sheet consist of the following:

	Retirement Plans		Other Benefit Plans	
(Dollars in Millions)	2002	2001	2002	2001
Plan assets less than projected benefit obligation	$(1,346)	(671)	(981)	(734)
Unrecognized actuarial losses/(gains)	1,588	(14)	92	(123)
Unrecognized prior service cost	124	118	(18)	(21)
Unrecognized net transition asset	(4)	(9)	—	—
Total recognized in the consolidated balance sheet	$ 362	(576)	(907)	(878)
Book reserves	$ (643)	(770)	(907)	(878)
Prepaid benefits	959	165	—	—
Intangible assets	13	14	—	—
Accumulated comprehensive income	33	15	—	—
Total recognized in consolidated balance sheet	$ 362	(576)	(907)	(878)

A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits (ABO) exceeds the fair value of plan assets and accrued pension liabilities. The minimum pension liability adjustments in 2002 and 2001 of $46 million and $29 million, respectively relate primarily to plans outside the U.S.

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Retirement Plans		Other Benefit Plans	
(Dollars in Millions)	2002	2001	2002	2001
Accumulated benefit obligation	$ (953)	(544)	(941)	(782)
Projected benefit obligation	$(1,024)	(645)	—	—
Plan assets at fair value	$ 305	111	34	48

14 Marketable Securities

(Dollars in Millions)	December 29, 2002 Net Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value	December 30, 2001 Net Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Money market funds	$ 701	—	—	701	1,276	—	—	1,276
Commercial paper	35	—	—	35	54	—	—	54
Time deposits	754	—	—	754	1,162	—	—	1,162
Government securities and obligations	1,976	3	—	1,979	1,046	2	—	1,048
Asset backed securities	—	—	—	—	7	—	—	7
Bank notes	18	—	—	18	118	—	—	118
Corporate debt securities	2,791	6	—	2,797	3,221	16	—	3,237
Total current marketable securities	$ 6,275	9	—	6,284	6,884	18	—	6,902
Government securities	14	—	—	14	314	6	—	320
Asset backed securities	—	—	—	—	122	—	—	122
Bank notes	27	—	—	27	131	2	—	133
Corporate debt securities	—	—	—	—	311	7	—	318
Investments held in trust	80	—	—	80	91	4	—	95
Total non-current marketable securities	$ 121	—	—	121	969	19	—	988

Current marketable securities include $1.7 billion and $2.7 billion that are classified as cash equivalents on the balance sheet at December 29, 2002 and December 30, 2001, respectively.

15 Financial Instruments

Effective January 1, 2001, the Company adopted SFAS 133 requiring that all derivative instruments be recorded on the balance sheet at fair value.

As of December 29, 2002 the balance of deferred net losses on derivatives included in accumulated other comprehensive income was $100 million after-tax. For additional information, see Note 12. Of this amount, the Company expects that $100 million will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative. Transactions with third parties will cause the amount in accumulated other comprehensive income to affect net earnings. The maximum length of time over which the Company is hedging is 15 months.

For the year ended December 29, 2002 the net impact of the hedges' ineffectiveness to the Company's financial statements was insignificant. For the year ended December 29, 2002 the Company has recorded a net gain of $10 million (after tax) in the "other (income) expense, net" category of the consolidated statement of earnings, representing the impact of discontinuance of cash flow hedges because it is probable that the originally forecasted transactions will not occur by the end of the originally specified time period.

Refer to Note 12 for disclosures of movements in Accumulated Other Comprehensive Income.

Concentration of Credit Risk

The Company invests its excess cash in both deposits with major banks throughout the world and other high quality money market instruments. Refer to Note 14 for additional information. The Company has a policy of making investments only with commercial institutions that have at least an "A" (or equivalent) credit rating. These investments generally mature within six months and the Company has not incurred any related losses.

16 Savings Plan

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible.

In the U.S. salaried plan, one-third of the Company match is paid in Company stock under an employee stock ownership plan (ESOP). In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase shares of the Company stock on the open market. In exchange, the Company received a note, the balance of which is recorded as a reduction of shareholders' equity.

Total contributions to the plans were $111 million in 2002, $96 million in 2001 and $81 million in 2000.

17 Mergers & Acquisitions

Certain businesses were acquired for $478 million in cash and liabilities assumed of $72 million assumed during 2002. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

The 2002 acquisitions included Tibotec-Virco N.V., a privately-held biopharmaceutical company focused on developing anti-viral treatments; Micro Typing Systems, Inc., a manufacturer of reagents and supplier of distributed instruments known as the ID-Micro Typing System™ and Obtech Medical AG, a privately-held company that markets an adjustable gastric band for the treatment of morbid obesity.

The excess of purchase price over the estimated fair value of tangible assets of the acquired entities amounted to $325 million and has been allocated to identifiable intangibles and goodwill. In addition, approximately $189 million has been identified as the value of in-process research and development (IPR&D) associated with the Tibotec-Virco N.V. and Obtech Medical AG acquisitions.

The IPR&D charge related to Tibotec-Virco N.V. was $150 million and is associated with two early stage HIV compounds. The value of the IPR&D was calculated with the assistance of a third party appraiser using cash flow projections discounted for the risk inherent in such projects using probability of success factors ranging from 30–33%. The discount rate was 9%.

The IPR&D charge related to Obtech Medical AG was $39 million and is associated with the development of the current Swedish Adjustable Gastric Band (SAGB) for use in the United States as well as development of a next generation technology platform. The value of the IPR&D was calculated with the assistance of a third party appraiser using cash flow projections discounted for the risk inherent in such projects using a 70% probability of success factor and a 20% discount rate.

Pro forma information is not provided since the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

On June 22, 2001, Johnson & Johnson and ALZA Corporation (ALZA) completed the merger between the two companies. This transaction was accounted for as a pooling-of-interests. ALZA had approximately 239 million shares outstanding (286 million on a fully diluted basis) that were exchanged for approximately 234 million shares of Johnson & Johnson common stock. On a diluted basis when adjusted for stock options and convertible debt, the number of Johnson & Johnson shares issued total approximately 280 million. Holders of ALZA common stock received 0.98 of a share of Johnson & Johnson common stock, valued at $52.39 per share.

ALZA is a research-based pharmaceutical company with leading drug delivery technologies. The company applies its delivery technologies to develop pharmaceutical products with enhanced therapeutic value for Johnson & Johnson affiliate portfolios and for many of the world's leading pharmaceutical companies.

Certain businesses were acquired for $1.9 billion during 2001 ($0.6 billion in cash and liabilities assumed and 24.5 million shares of the Company's common stock issued from Treasury valued at $1.3 billion). These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

The 2001 acquisitions included Inverness Medical Technology, the supplier of LifeScan's electrochemical products for blood glucose monitoring following the spin-off of its non-diabetes businesses; Heartport, a company that develops and manufactures products for less invasive open chest and minimally invasive heart operations, including stopped heart and beating heart procedures; TERAMed Inc., an early-stage medical device company that is developing endovascular stent-graft systems for the minimally invasive treatment of abdominal aortic aneurysms and peripheral occlusive disease; BabyCenter, L.L.C., an Internet content and commerce company devoted to supporting a community of expectant and new mothers; and the VIACTIV® product line, a chewable calcium supplement, from the Mead Johnson Nutritionals Division of Bristol-Myers Squibb.

Inverness Medical Technology was acquired to enhance control of the primary supplier of LifeScan blood glucose monitoring products and will allow for the achievement of operational synergies. The acquisition also provides key technology for the development of future products.

Approximately $105 million has been identified as the value of IPR&D associated with the Inverness Medical Technology and TERAMed Inc. acquisitions. The IPR&D charge is primarily related to Inverness projects for minimally invasive testing, continuous monitoring and insulin delivery. The value of the IPR&D was calculated with the assistance of a third party appraiser using cash flow projections discounted for the risk inherent in such projects using probability of success factors ranging from 25–40%. The discount rate used was 12%.

Certain businesses were acquired for $241 million during 2000. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisitions.

The 2000 acquisitions included Crescendo, a company formed by ALZA for the purpose of selecting, developing and commercializing human pharmaceutical products; Innovasive Devices, a company that manufactures and sells devices for sports medicine surgery for soft tissue injuries; Atrionix, Inc., a development stage company whose primary product is a pulmonary ablation catheter for the treatment of atrial fibrillation; Medtrex, a company that develops and manufactures electrosurgical generators and disposable products, and the ST. JOSEPH® aspirin business. The IPR&D writeoff associated with Atrionix, Inc. and ALZA's Crescendo acquisition was $66 million. The IPR&D charge is primarily related to an Atrionix project for the design of a catheter system to be used in a procedure which blocks electrical impulses originating in pulmonary veins, which can cause atrial fibrillation. The value of IPR&D was calculated with the assistance of a third party appraiser using a cash flow projection discounted for the risk inherent in such a project. The discount rate used was 26%.

Divestitures in 2002, 2001 and 2000 did not have a material effect on the Company's results of operations, cash flows or financial position.

18 Legal Proceedings

The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by reserves established under its self-insurance program and by commercially available excess liability insurance.

One group of cases against the Company concerns the Janssen Pharmaceutica product PROPULSID®, which was withdrawn from general sale and restricted to limited use in 2000. In the wake of publicity about those events, numerous lawsuits have been filed against Janssen, which is a wholly owned subsidiary of the Company, and the Company regarding PROPULSID® in state and federal courts across the country. There are approximately 753 such cases currently pending, including the claims of approximately 5,556 plaintiffs, 1,961 of whom recently filed in Mississippi to avoid application of tort reform legislation effective January 1, 2003. More cases were likely filed in Mississippi but have not yet been served. In the active cases, 429 individuals are alleged to have died from the use of PROPULSID®. These actions seek substantial compensatory and punitive damages and accuse Janssen and the Company of inadequately testing for and warning about the drug's side effects, of promoting it for off-label use and of overpromotion. In addition, Janssen and the Company have entered into agreements with various plaintiffs' counsel halting the running of the statutes of limitations with respect to the potential claims of a significant number of individuals while those attorneys evaluate whether or not to sue Janssen and the Company on their behalf.

In September 2001, the first 10 plaintiffs in the Rankin case, which comprises the claims of 155 PROPULSID® plaintiffs, went to trial in state court in Claiborne County, Mississippi. The jury returned compensatory damage verdicts for each plaintiff in the amount of $10 million, for a total of $100 million. The trial judge thereafter dismissed the claims of punitive damages. On March 4, 2002, the trial judge reduced these verdicts to a total of $48 million, and denied the motions of Janssen and the Company for a new trial. Janssen and the Company believe these verdicts, even as reduced, are insupportable and have appealed. In the view of Janssen and the Company, the proof at trial demonstrated that none of these plaintiffs was injured by PROPULSID® and that no basis for liability existed.

In April 2002, a state court judge in New Jersey denied plaintiffs' motion to certify a national class of PROPULSID® users for purposes of medical monitoring and refund of the costs of purchasing PROPULSID®. An effort to appeal that ruling has been denied. In June 2002 the federal judge presiding over the PROPULSID® Multi-District Litigation in New Orleans, Louisiana similarly denied plaintiffs' motion there to certify a national class of PROPULSID® users. Plaintiffs in the Multi-District Litigation have said they are preserving their right to appeal that ruling and other complaints filed against Janssen and the Company include class action allegations which could be the basis for future attempts to have classes certified.

With respect to all the various PROPULSID® actions against them, Janssen and the Company dispute the claims in those lawsuits and are vigorously defending against them except where, in their judgment, settlement is appropriate. Janssen and the Company believe they have adequate self-insurance reserves and commercially available excess insurance with respect to these cases. In communications to the Company, the excess insurance carriers have raised certain defenses to their liability under the policies. However, in the opinion of the Company, those defenses are pro forma and lack substance and the carriers will honor their obligations under the policies.

The Company's Ortho Biotech subsidiary was party to an arbitration proceeding filed against it in 1995 by Amgen, Ortho Biotech's licensor of U.S. non-dialysis rights to PROCRIT®, in which Amgen sought to terminate Ortho Biotech's U.S. license rights and collect substantial damages based on alleged deliberate PROCRIT® sales by Ortho Biotech during the early 1990s into Amgen's reserved dialysis market. On October 18, 2002, the arbitrator issued his decision rejecting Amgen's request to terminate the license and finding no material breach of the license. However, the arbitrator found that conduct by Ortho Biotech in the early 1990s, which was subsequently halted by Ortho Biotech, amounted to a non-material breach of the license and awarded Amgen $150 million in damages which the Company expensed in the third quarter of 2002. Amgen had sought $1.2 billion in damages. On January 24, 2003, the arbitrator ruled that Amgen was the "prevailing party" in this arbitration, entitling it to an award of reasonable attorneys' fees and costs. Amgen has not yet submitted its application for fees and costs. The Company expensed $85 million in the fourth quarter of 2002 in connection with this outstanding claim.

In patent infringement actions tried in Delaware Federal Court in late 2000, Cordis Corporation, a subsidiary of Johnson & Johnson, obtained verdicts of infringement and patent validity, and damage awards, against Boston Scientific Corporation and Medtronic AVE, Inc., based on a number of Cordis coronary stent patents. On December 15, 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and on December 21, 2000 the jury in the Medtronic AVE action returned a verdict of $271 million. These sums represent lost profit and reasonable royalty damages to compensate Cordis for infringement but do not include pre or post judgment interest. In February 2001 a hearing was held on the claims of Boston Scientific and Medtronic AVE that the patents at issue were unenforceable owing to alleged inequitable conduct before the patent office. In March and May 2002, the district judge issued post trial rulings which confirmed the validity and enforceability of the main Cordis stent patent claims but found certain other Cordis patents unenforceable. Further, the district judge granted Boston Scientific a new trial on liability and damages and vacated the verdict against Medtronic AVE on legal grounds. Appeals to the Federal Circuit Court of Appeals are underway.

The products of various Johnson & Johnson operating companies are the subject of various patent lawsuits which could potentially affect the ability of those operating companies to sell those products, require the payment of past damages and future royalties or, with respect to patent challenges by generic pharmaceutical firms, result in the introduction of generic versions of the products in question and the ensuing loss of market share. The following patent lawsuits concern important products of Johnson & Johnson operating companies. *Medtronic/ AVE v. Cordis Corporation:* This action, filed in April 2002 in federal court in Texas, asserts certain patents owned by Medtronic/AVE against the Cordis Bx VELOCITY™ stent, which is also the stent structure used in the CYPHER™ drug eluting product. No trial date has been set for this action. *Ortho Pharmaceutical v. Barr Laboratories, Inc.:* Pending in federal court in New Jersey, this action, filed in June 2000, involves Barr's effort to invalidate Ortho's patents covering its ORTHO TRI-CYCLEN® oral contraceptive product. Trial has not yet been scheduled in this case. *Ortho-McNeil and Daiichi, Inc. v. Mylan Laboratories* and *Ortho-McNeil and Daiichi, Inc. v. Teva Pharmaceutical:* These matters, the first of which was filed in February 2002 in federal court in West Virginia and the second in June 2002 in federal court in New Jersey, concern the efforts of Mylan and Teva to invalidate and establish non-infringement of the patent covering LEVAQUIN® levofloxacin tablets. The patent is owned by Daiichi and exclusively licensed to Ortho-McNeil. In the Mylan case trial has been set for late 2003. No trial date has been set in the Teva matter. *Janssen and ALZA v. Mylan Laboratories:* This action, filed in federal district court in Vermont in February 2002, concerns Mylan's effort to invalidate and assert non-infringement of ALZA's patent covering the DURAGESIC® product. Trial is likely in the spring of 2003. With respect to all of the above matters, the Johnson & Johnson operating company involved is vigorously defending the validity and asserting the infringement of its own or its licensors' patents or, where its product is accused of infringing patents held by others, defending against those claims.

The Company is also involved in a number of other patent, trademark and other lawsuits incidental to its business.

The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the opinion of management, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of these legal proceedings, net of liabilities already accrued in the Company's consolidated balance sheet, is not expected to have a material adverse effect on the Company's consolidated financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations for that period.

19 Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the years ended December 29, 2002, December 30, 2001 and December 31, 2000:

(Shares in Millions)	2002	2001	2000
Basic earnings per share	$ 2.20	1.87	1.65
Average shares outstanding—basic	2,998.3	3,033.8	2,993.5
Potential shares exercisable under stock option plans	188.3	166.6	119.0
Less: shares repurchased under treasury stock method	(146.9)	(121.8)	(71.7)
Convertible debt shares	14.4	20.7	58.4
Adjusted average shares outstanding—diluted	3,054.1	3,099.3	3,099.2
Diluted earnings per share	$ 2.16	1.84	1.61

Diluted earnings per share calculation includes the dilution effect of convertible debt: a decrease in interest expense of $12 million, $25 million and $47 million after tax for years 2002, 2001 and 2000, respectively.

Diluted earnings per share excludes 1 million shares of options for each of the years 2002 and 2001, and 62 million shares of options for the year 2000, as the exercise price of these options was greater than their average market value, resulting in an anti-dilutive effect on diluted earnings per share.

20 Capital and Treasury Stock

Changes in treasury stock were:

(Dollars in Millions Except Number of Shares in Thousands)	Treasury Stock Shares	Treasury Stock Amount
Balance at January 2, 2000	140,154	$ 453
Employee compensation and stock option plans	(28,886)	(1,075)
Conversion of Subordinated Debentures	(25,676)	—
Repurchase of common stock	21,402	973
Business combinations	(1,776)	(9)
Balance at December 31, 2000	105,218	342
Employee compensation and stock option plans	(30,581)	(1,444)
Conversion of Subordinated Debentures	(30,061)	(183)
Repurchase of common stock	51,244	2,742
Business combinations	(23,193)	(64)
Balance at December 30, 2001	72,627	1,393
Employee compensation and stock option plans	(22,720)	(1,295)
Conversion of Subordinated Debentures	(5,742)	(353)
Repurchase of common stock	107,382	6,382
Balance at December 29, 2002	151,547	$6,127

Shares of common stock authorized and issued were 3,119,842,000 shares at the end of 2002, 2001 and 2000.

21 Selected Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial data for the years 2002 and 2001 are summarized below:

	2002				2001			
(Dollars in Millions Except Per Share Amounts)	First Quarter	Second Quarter[(1)]	Third Quarter[(2)]	Fourth Quarter[(3)]	First Quarter	Second Quarter[(4)]	Third Quarter[(5)]	Fourth Quarter[(6)]
Segment sales to customers								
Consumer	$1,604	1,649	1,661	1,650	1,631	1,530	1,609	1,551
Pharmaceutical	4,181	4,258	4,277	4,435	3,489	3,864	3,677	3,820
Med Devices & Diagnostics	2,958	3,166	3,141	3,318	2,735	2,785	2,772	2,854
Total sales	$8,743	9,073	9,079	9,403	7,855	8,179	8,058	8,225
Gross profit	6,286	6,491	6,468	6,606	5,544	5,807	5,662	5,723
Earnings before provision for taxes on income	2,621	2,428	2,393	1,849	2,217	2,129	2,108	1,444
Net earnings	1,834	1,654	1,725	1,384	1,552	1,482	1,529	1,105
Basic net earnings per share	$ .60	.55	.58	.47	.51	.49	.50	.36
Diluted net earnings per share	$ .59	.54	.57	.46	.50	.48	.49	.36

(1) The second quarter of 2002 includes an after tax charge of $189 million relating to In-Process Research and Development (IPR&D) costs.

(2) The third quarter of 2002 includes an after tax charge of $92 million relating to the Amgen arbitration settlement.

(3) The fourth quarter of 2002 includes an after tax charge of $54 million relating to Amgen legal fees.

(4) The second quarter of 2001 includes an after tax charge of $102 million relating to ALZA merger costs.

(5) The third quarter of 2001 includes an after tax charge of $24 million relating to ALZA merger costs.

(6) The fourth quarter of 2001 includes an after tax charge of $105 million relating to IPR&D costs. The fourth quarter also includes an after tax charge of $29 million relating to a LifeScan class action settlement.

22 Subsequent Event

On February 10, 2003, Johnson & Johnson announced that it signed a definitive agreement with Scios Inc., a biopharmaceutical company with a marketed product for cardiovascular disease and research projects focused on auto-immune diseases. The Company will acquire Scios in a cash for stock exchange.

Under the terms of the agreement, Scios shareholders will receive $45.00 for each outstanding Scios share. The value of the transaction as of the anticipated closing date is expected to be approximately $2.4 billion, net of cash anticipated to be acquired, based on Scios' approximately 59.8 million fully diluted shares outstanding.

The boards of directors of Johnson & Johnson and Scios have given their approval to the transaction, which is subject to clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act. This transaction is also subject to the approval of the shareholders of Scios and other customary closing conditions.

Scios is a biopharmaceutical company developing novel treatments for cardiovascular and inflammatory disease. The company's disease-based technology platform integrates expertise in protein biology with computational and medicinal chemistry to identify novel targets and rationally design small molecule compounds for large markets with unmet medical needs. Scios' product NATRECOR® is a recombinant form of a naturally occurring protein secreted by the heart as part of the body's response to congestive heart failure (CHF). The drug has several significant advantages over existing therapies for CHF, the single most common cause of hospitalization in the United States for patients over 65.

The principal focus of Scios' research and development program is small molecule inhibitors, and includes several potential new treatments for pain and inflammatory diseases, including an advanced p-38 kinase inhibitor program.

The transaction is expected to close in the second quarter of 2003.

Independent Auditor's Report

To the Shareholders and Board of Directors of
Johnson & Johnson:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, consolidated statements of equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and subsidiaries at December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 7 to the financial statements, the Company has adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective December 31, 2001.

PricewaterhouseCoopers LLP

New York, New York
January 20, 2003, except for Note 22 for which the date
is February 10, 2003

Segments of Business[1]

(Dollars in Millions)	Sales to Customers[2] 2002	2001	2000
Consumer—Domestic	$ 3,605	3,449	3,403
International	2,959	2,871	2,868
Total	6,564	6,320	6,271
Pharmaceutical—Domestic	11,919	10,240	8,441
International	5,232	4,611	4,220
Total	17,151	14,851	12,661
Medical Devices & Diagnostics—Domestic	6,931	6,136	5,472
International	5,652	5,010	4,768
Total	12,583	11,146	10,240
Worldwide total	$36,298	32,317	29,172

	Operating Profit			Identifiable Assets		
(Dollars in Millions)	2002[5]	2001[6]	2000[7]	2002	2001	2000
Consumer	$ 1,229	1,004	867	5,056	4,209	4,761
Pharmaceutical	5,787	4,928	4,394	11,112	10,591	9,209
Medical Devices & Diagnostics	2,489	2,001	1,696	15,052	13,645	12,745
Segments total	9,505	7,933	6,957	31,220	28,445	26,715
Expenses not allocated to segments[3]	(214)	(35)	(89)			
General corporate[4]				9,336	10,043	7,530
Worldwide total	$ 9,291	7,898	6,868	40,556	38,488	34,245

	Additions to Property, Plant & Equipment			Depreciation and Amortization		
(Dollars in Millions)	2002	2001	2000	2002	2001	2000
Consumer	$ 222	230	336	244	263	275
Pharmaceutical	1,012	749	627	557	492	474
Medical Devices & Diagnostics	713	621	665	776	801	801
Segments total	1,947	1,600	1,628	1,577	1,556	1,550
General corporate	152	131	61	85	49	42
Worldwide total	$ 2,099	1,731	1,689	1,662	1,605	1,592

Geographic Areas

	Sales to Customers[2]			Long-Lived Assets		
(Dollars in Millions)	2002	2001	2000	2002	2001	2000
United States	$22,455	19,825	17,316	12,854	11,922	10,043
Europe	7,636	6,687	6,210	4,712	3,632	3,551
Western Hemisphere excluding U.S.	2,018	2,070	2,020	622	640	653
Asia-Pacific, Africa	4,189	3,735	3,626	603	433	427
Segments total	36,298	32,317	29,172	18,791	16,627	14,674
General corporate				383	319	255
Other non long-lived assets				21,382	21,542	19,316
Worldwide total	$36,298	32,317	29,172	40,556	38,488	34,245

(1) See Management's Discussion and Analysis, pages 28 to 29, for a description of the segments in which the Company does business.

(2) Export sales and intersegment sales are not significant. Sales to three distributors accounted for 10.3%, 9.8% and 9.2% of total revenues in 2002. These sales were concentrated in the pharmaceutical segment. Sales of PROCRIT®/EPREX® accounted for 11.8% and 10.6%, of total Company revenues, for 2002 and 2001, respectively.

(3) Amounts not allocated to segments include interest income/expense, minority interest and general corporate income and expense.

(4) General corporate includes cash and marketable securities.

(5) Includes $150 million of In-Process Research & Development (IPR&D), $150 million and $85 million of Amgen costs in the Pharmaceutical segment and $39 million of IPR&D in the Medical Devices and Diagnostics segment.

(6) Includes $147 million of ALZA merger costs in the Pharmaceutical segment and $105 million of IPR&D and $45 million of class action settlement in the Medical Devices and Diagnostics segment.

(7) Includes restructuring gains of $24 million in the Consumer segment and $8 million and $49 million of IPR&D charges net of restructuring gains in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively.

Summary of Operations and Statistical Data 1992-2002[3]

(Dollars in Millions Except Per Share Figures)	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Sales to customers–Domestic	$ 22,455	19,825	17,316	15,532	12,901	11,814	10,851	9,065	7,731	7,121	6,899
Sales to customers–International	13,843	12,492	11,856	11,825	10,910	10,708	10,536	9,472	7,723	6,756	6,701
Total sales	36,298	32,317	29,172	27,357	23,811	22,522	21,387	18,537	15,454	13,877	13,600
Cost of products sold	10,447	9,581	8,957	8,539	7,700	7,350	7,185	6,352	5,393	4,908	4,783
Selling, marketing and administrative expenses	12,216	11,260	10,495	10,065	8,525	8,185	7,848	6,950	5,901	5,364	5,356
Research expense	3,957	3,591	3,105	2,768	2,506	2,373	2,109	1,788	1,416	1,296	1,282
Purchased in-process research and development	189	105	66	—	298	108	—	—	37	—	—
Interest income	(256)	(456)	(429)	(266)	(302)	(263)	(196)	(151)	(85)	(104)	(122)
Interest expense, net of portion capitalized	160	153	204	255	186	179	176	184	182	165	162
Other (income) expense, net	294	185	(94)	119	565	248	122	70	(5)	(71)	20
	27,007	24,419	22,304	21,480	19,478	18,180	17,244	15,193	12,839	11,558	11,481
Earnings before provision for taxes on income	9,291	7,898	6,868	5,877	4,333	4,342	4,143	3,344	2,615	2,319	2,119
Provision for taxes on income	2,694	2,230	1,915	1,604	1,232	1,237	1,185	926	654	533	547
Earnings before cumulative effect of accounting changes	6,597	5,668	4,953	4,273	3,101	3,105	2,958	2,418	1,961	1,786	1,572
Cumulative effect of accounting changes (net of tax)	—	—	—	—	—	—	—	—	—	—	(595)
Net earnings	$ 6,597	5,668	4,953	4,273	3,101	3,105	2,958	2,418	1,961	1,786	977
Percent of sales to customers	18.2	17.5	17.0	15.6	13.0[2]	13.8	13.8	13.0	12.7	12.9	7.2
Diluted net earnings per share of common stock*	$ 2.16[2]	1.84[2]	1.61[2]	1.39[2]	1.02[2]	1.02[2]	.98	.84	.69	.63	.34[1]
Percent return on average shareholders' equity	28.1	25.4	26.5	27.0	22.2[2]	24.6	27.2	27.6	28.4	30.1	16.4[1]
Percent increase (decrease) over previous year:											
Sales to customers	12.3	10.8	6.6	14.9	5.7	5.3	15.4	19.9	11.4	2.0	11.4
Diluted net earnings per share	17.4[2]	14.3[2]	15.8[2]	36.3[2]	—[2]	4.1[2]	16.7	21.7	9.5	85.3[1]	(22.7)[1]
Supplementary expense data:											
Cost of materials and services[4]	$ 16,540	15,333	14,113	13,922	11,779	11,702	11,341	9,984	8,104	7,168	7,736
Total employment costs	8,450	7,749	7,085	6,537	5,908	5,586	5,447	4,849	4,401	4,181	4,166
Depreciation and amortization	1,662	1,605	1,592	1,510	1,335	1,117	1,047	886	754	649	576
Maintenance and repairs[5]	360	372	327	322	286	270	285	257	222	205	213
Total tax expense[6]	3,497	2,995	2,619	2,271	1,881	1,824	1,753	1,458	1,132	957	975
Supplementary balance sheet data:											
Property, plant and equipment, net	$ 8,710	7,719	7,409	7,155	6,767	6,204	6,025	5,544	5,230	4,717	4,443
Additions to property, plant and equipment	2,099	1,731	1,689	1,822	1,610	1,454	1,427	1,307	979	1,001	1,162
Total assets	40,556	38,488	34,245	31,064	28,966	23,615	22,248	19,355	17,027	13,372	13,087
Long-term debt	2,022	2,217	3,163	3,429	2,652	2,084	2,347	2,702	2,776	1,761	1,832
Operating cash flow	8,176	8,864	6,903	5,920	5,106	4,210	4,001	3,436	2,984	2,202	2,136
Common stock information*											
Dividends paid per share	$ .795	.70	.62	.55	.49	.425	.368	.32	.283	.253	.223
Shareholders' equity per share	$ 7.65	7.95	6.77	5.70	4.93	4.51	4.07	3.46	2.76	2.16	2.03
Market price per share (year-end close)	$ 53.11	59.86	52.53	46.63	41.94	32.44	25.25	21.38	13.69	11.19	12.63
Average shares outstanding (millions)–basic	2,998.3	3,033.8	2,993.5	2,978.2	2,973.6	2,951.9	2,938.0	2,820.1	2,796.9	2,816.6	2,845.8
–diluted	3,054.1	3,099.3	3,099.2	3,100.4	3,082.7	3,073.0	3,046.2	2,890.0	2,843.2	2,840.8	2,876.4
Employees (thousands)	108.3	101.8	100.9	99.8	96.1	92.6	91.5	84.2	83.4	83.2	86.9

** Adjusted to reflect the 2001 two-for-one stock split.*

(1) Excluding the cumulative effect of accounting changes of $595 million. –1992 earnings percent of sales to customers before accounting changes is 11.6%. –1992 earnings per share before accounting change is $.55. –1992 earnings percent return on average shareholders' equity before accounting changes is 25.1%. –1993 diluted net earnings per share percent increase over prior year before accounting changes is 14.5%; 1992 diluted net earnings per share increase over prior year is 25.0%.

(2) Excluding In-Process Research and Development (IPR&D), merger and restructuring costs: –2002 diluted net earnings per share is $2.23 and the increase over prior year is 16.8%. –2001 diluted net earnings per share is $1.91 and the increase over prior year is 17.2%. –2000 diluted net earnings per share is $1.63 and the increase over prior year is 14.8%. –1999 diluted net earnings per share is $1.42 and the increase over prior year is 14.5%. –1998 diluted net earnings per share is $1.24 and the increase over prior year is 11.7%. –1998 cost of products sold includes $60 million of inventory write-offs for restructuring, the percent return on average shareholders' equity is 26.5% and the earnings percent of sales to customers is 16.0%. –1997 diluted net earnings per share is $1.11 and the increase over prior year is 13.3%.

(3) All periods have been adjusted to include the effects of the ALZA merger.

(4) Net of interest and other income.

(5) Also included in cost of materials and services category.

(6) Includes taxes on income, payroll, property and other business taxes.

Principal Global Affiliates

ADVANCED STERILIZATION PRODUCTS
a Johnson & Johnson company

www.sterrad.com

Advanced Sterilization Products, a division of Ethicon, Inc., develops, manufactures and markets a range of sterilization systems based on a patented low temperature hydrogen peroxide gas plasma process, as well as sterilizing/disinfecting solutions. The STERRAD® Sterilization System is safe, fast, environmentally friendly and effective, and can be used on a broad range of medical products in health care facilities. CIDEX® OPA Solution is a fast and effective method to disinfect a wide range of instruments and endoscopes.

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alza

www.alza.com

ALZA Corporation has pioneered and continues to lead in the development of drug delivery-based pharmaceuticals for Johnson & Johnson companies that enhance health care for millions of patients worldwide. ALZA also partners with other leading pharmaceutical and biotechnology companies to develop products that address unmet patient needs by precisely controlling the targeting, timing and dosing of therapeutic compounds.

BabyCenter

www.babycenter.com

BabyCenter, L.L.C. is the leading online pregnancy and parenting resource, reaching millions of new moms each month. Through its Web sites, BabyCenter.com and ParentCenter.com, the company provides award-winning health, child development and parenting information customized for a woman's stage of pregnancy or her child's age. BabyCenter also offers an online baby store and a thriving online community.

Centocor

www.centocor.com

Centocor, Inc. is a leading, fully integrated biopharmaceutical and biotechnology company specializing in the development and commercialization of therapeutic products to meet critical human health care needs. A world leader in monoclonal antibody technology and manufacturing, Centocor manufactures products including REMICADE® (infliximab) for the treatment of rheumatoid arthritis and Crohn's disease; REOPRO® (abciximab) for use in percutaneous coronary intervention, and RETAVASE® (reteplase), a clot buster that is administered during heart attack.

Cordis
a Johnson & Johnson company

www.cordis.com

Cordis Corporation is a global leader in developing and marketing devices for circulatory disease management, including stents, balloons and catheters used in treating cardiovascular disease and related conditions. Products are marketed by clinical application through four main divisions: Cordis Cardiology for coronary applications; Cordis Endovascular for all peripheral applications; Cordis Neurovascular for neurological applications; and Biosense Webster for electrophysiology and medical sensor technology in endocardial procedures.

DePuy.
a Johnson & Johnson company

www.depuy.com

DePuy, Inc. develops and markets products under the DEPUY®, ACE®, ACROMED®, CODMAN® and MITEK® brands. DePuy and DePuy Ace provide products for reconstructing damaged or diseased joints, and for repairing and reconstructing traumatic skeletal injuries. AcroMed facilitates fusion of elements of the spine and correction of spinal deformities, and repairing bone fractures. Codman provides for the surgical treatment of central nervous system disorders through a wide range of products such as hydrocephalic shunt valve systems, implantable drug pumps and microsurgical instrumentation. The Mitek Products sports medicine line offers innovative devices for the treatment of soft tissue injuries.

---

eJNJ LLC
a Johnson & Johnson company

eJNJ, L.L.C. is a catalyst for accelerating the adoption of e-business through the identification, incubation and development of new Web-enabled health care business models that increase long-term growth potential.

ETHICON
a Johnson & Johnson company

www.ethiconinc.com

Ethicon, Inc. is a global leader in developing and marketing products for surgery in the areas of wound care and wound management, women's health, cardiovascular surgery and advanced wound care treatment. Products are marketed through four divisions: ETHICON® Products offers devices that facilitate precise wound closure and tissue repair; CARDIOVATIONS® pioneers minimally-invasive surgical devices that help restore and improve cardiac health; GYNECARE® offers minimally-invasive solutions for gynecological health problems; and Johnson & Johnson Wound Management offers a complete line of innovative products for hemostasis, tissue regeneration and advanced wound care.

ETHICON ENDO-SURGERY, INC.
a Johnson & Johnson company

www.ethiconendo.com

Ethicon Endo-Surgery, Inc. develops and markets a broad portfolio of advanced surgical instruments for less invasive and traditional surgery, as well as a line of safety catheters for vascular access. Its mission is to help physicians around the world transform patient care through innovation. The company's focus is on designing innovative, procedure-enabling devices for interventional diagnosis and treatment of various diseases and conditions in the areas of general, thoracic and bariatric surgery, breast disease, gynecology and urology.

GREITER AG

Greiter AG develops and produces a line of elegant sunscreen and after-sun products that combine sun protection with special moisturizers. Its products are sold throughout Europe and other markets.

INDEPENDENCE TECHNOLOGY
a Johnson & Johnson company

www.independencenow.com

Independence Technology, L.L.C. markets products and services that increase the independence of people with disabilities. Products include the INDEPENDENCE™ iGLIDE™ Manual Assist Wheelchair, the INDEPENDENCE™ maxPRO™ Seat Cushion and the INDEPENDENCE™ iBOT™ Mobility System, which is expected to be approved in the U.S. in 2003.

JANSSEN-CILAG

www.janssen-cilag.com

The Janssen-Cilag companies produce and market a broad range of pharmaceutical products, mainly discovered and/or developed by Johnson & Johnson Pharmaceutical Research & Development, L.L.C. Leading products include EPREX®/ERYPO® (hematology), RISPERDAL® (psychiatry), SPORANOX® (dermatology/fungal infections), DURAGESIC®/DUROGESIC® (pain management), TOPAMAX® (epilepsy), PARIET®/ACIPHEX® (gastroenterology), and REMINYL® (Alzheimer's disease).

JANSSEN PHARMACEUTICA

www.janssen.com

Janssen Pharmaceutica Products, L.P. produces and markets prescription medications in four therapeutic areas: central nervous system disorders, gastrointestinal health, pain management and the treatment of fungal infections. Leading products include RISPERDAL® (risperidone), an antipsychotic; ACIPHEX® (rabeprazole sodium), a proton pump inhibitor; DURAGESIC® (fentanyl transdermal system), a skin patch for the treatment of moderate to severe pain; SPORANOX® (itraconazole), an antifungal; and REMINYL® (galantamine hydrobromide), for Alzheimer's disease.

Johnson & Johnson
CONSUMER PRODUCTS COMPANY
Division of Johnson & Johnson Consumer Companies, Inc.

www.johnsonsbaby.com

The primary businesses of Johnson & Johnson Consumer Products Company are baby care, wound care and skin care. The company's wide range of products includes the familiar line of baby and child care products, a complete line of family first aid and home health care products, skin care products such as cleansers, astringents, moisturizers and acne treatments, and body powders.

Johnson & Johnson
DEVELOPMENT CORPORATION

The Johnson & Johnson Development Corporation makes equity investments in early-stage venture and young publicly-traded health care companies, where promising new technologies are under development. Portfolio companies include those in the fields of pharmaceuticals, biotechnology, medical and surgical devices, health care information technology, diagnostics and consumer products.

Johnson & Johnson
GATEWAY

www.jnjgateway.com

Johnson & Johnson Gateway, L.L.C. develops and manages the Web-based resource of information created for health care professionals by Johnson & Johnson medical devices and diagnostics companies. Accessed in a global Internet destination are product information, clinical content, professional education, patient materials, and in many countries, e-commerce transaction and inquiry capabilities.

Johnson & Johnson
HEALTH CARE SYSTEMS INC.

www.jjhcs.com

Johnson & Johnson Health Care Systems, Inc. provides national, managed care, government and large hospital customers with a single point of contact for products from Johnson & Johnson domestic companies. In addition to customer account management, the company offers business support services, including contract management, supply chain, electronic business resources, and health and fitness services for employers.

Johnson & Johnson • MERCK
CONSUMER PHARMACEUTICALS CO.

www.jnj-merck.com

Johnson & Johnson • Merck Consumer Pharmaceuticals Co. is a 50/50 joint venture formed to develop and market a broad range of nonprescription products derived primarily from Merck & Co., Inc. prescription medicines, as well as products licensed and acquired from outside sources. Current products include PEPCID® AC Acid Controller, for both the prevention and relief of heartburn and acid indigestion; PEPCID® Complete, a combination acid controller and antacid, and MYLANTA® Antacid, a leading line of antacid/antigas products in liquid and solid forms.

Johnson & Johnson
PHARMACEUTICAL RESEARCH & DEVELOPMENT, L.L.C.

www.jnjpharmarnd.com

Johnson & Johnson Pharmaceutical Research & Development, L.L.C. conducts research and development and achieves regulatory approval for products in psychiatry, gastroenterology, oncology, anti-infective, central nervous system, diabetes, hematology, immunology/inflammation, women's health and wound healing.

Johnson & Johnson
SALES AND LOGISTICS COMPANY

Johnson & Johnson Sales and Logistics Company, a division of Johnson & Johnson Consumer Companies, Inc., provides sales, marketing and logistical services to U.S. retail customers on behalf of the domestic consumer operating companies. It represents a single point of contact with our customers for customer-focused selling teams, customer service, distribution, retail merchandising and professional detailing. Additionally, the SLC provides leadership for an emerging global customer base in the areas of transportation, enterprise-wide systems, business processes and global customer development.

LIFESCAN
a Johnson & Johnson company

www.lifescan.com

LifeScan, Inc. is dedicated to improving the quality of life for people with diabetes by developing, manufacturing and marketing a wide range of blood glucose monitoring systems and software for use by individuals with diabetes and health care institutions. LifeScan brands include the ONETOUCH® Brand of consumer products, consisting of portable, electronic meters and disposable reagent test strips to provide accurate, less painful blood glucose readings, and the SURESTEP® Brand of institutional systems.

McNeil
Consumer & Specialty Pharmaceuticals

www.tylenol.com

McNeil Consumer & Specialty Pharmaceuticals, a division of McNeil-PPC, Inc., markets a range of over-the-counter and prescription pharmaceuticals including complete lines of TYLENOL® Acetaminophen and MOTRIN® IB Ibuprofen products for adults and children. Other McNeil OTC brands include IMODIUM® A-D Anti-diarrheal, ST. JOSEPH® Adult Regimen Aspirin and NIZORAL® A-D Shampoo. Its prescription products include CONCERTA® (methylphenidate HCl) for attention deficit hyperactivity disorder, and FLOXIN® Otic (ofloxacin otic solution) for ear infections, which McNeil co-markets with Daiichi Pharmaceutical Corp.

McNeil
Nutritionals

www.benecol.com

McNeil Nutritionals, a division of McNeil-PPC, Inc., markets innovative nutritional products and dietary alternatives. Its major franchises include BENECOL® cholesterol-lowering foods and supplements, LACTAID® products that enable lactose-intolerant consumers to enjoy dairy foods, SPLENDA® (sucralose) no calorie sweetener with broad-based applications, and VIACTIV®, for calcium supplementation.

NCS

Johnson & Johnson Networking & Computing Services provides a broad range of networking and computing technology products, services and solutions to Johnson & Johnson operating companies throughout the world. The group also provides leadership for the optimization of the enterprise information management infrastructure and in the development of emerging infrastructure technologies that can create new business opportunities for its internal customers.

Neutrogena®

www.neutrogena.com

Neutrogena Corporation develops, manufactures and markets premium, high quality skin and hair care products that are sold worldwide and recommended by medical professionals. The product line includes bar and liquid cleansers, shampoo, hand cream, body lotion, facial moisturizers, bath preparations and cosmetics, as well as other hair and skin care products. Through the Ortho-Neutrogena group, the company markets skin and hair care products recommended, used and prescribed by dermatologists.

NORAMCO INC

www.noramco.com

Noramco, Inc. produces a variety of active pharmaceutical ingredients besides being a major worldwide producer of medicinal analgesics, pharmaceutical intermediates and synthetic fine organic chemicals. It also produces monomers and polymers for pharmaceutical and medical devices.

ORTHO BIOTECH

Ortho Biotech Products, L.P. and its worldwide affiliates market PROCRIT® (Epoetin alfa), also known as EPREX® and ERYPO® outside the U.S., used to treat anemia associated with specific diseases. The company also markets ORTHOCLONE® OKT3® (muromonab-CD3), a monoclonal antibody used to reverse rejection of transplanted organs; SPORANOX® (itraconazole) for difficult-to-treat and life-threatening fungal infections; LEUSTATIN® (cladribine) for hairy cell leukemia, and DURAGESIC® (fentanyl transdermal system) for moderate to severe chronic pain in cancer patients. In the U.S., Ortho Biotech markets DOXIL® (doxorubicin HCl liposome injection) for ovarian cancer and Kaposi's sarcoma.

www.orthobiotech.com

Ortho-Clinical Diagnostics
a Johnson & Johnson company

Ortho-Clinical Diagnostics, Inc. provides professional diagnostic products to hospital laboratories, commercial clinical laboratories and blood donor centers. Its products include reagents used in blood transfusions and blood screening; reagents and instrument systems for clinical chemistry; and RhoGAM®, an injectable drug used to prevent hemolytic disease of the newborn.

www.orthoclinical.com

ORTHO-McNEIL
PHARMACEUTICAL, INC.

Ortho-McNeil Pharmaceutical, Inc. provides prescription drugs in the following categories: women's health, analgesics, anti-infectives, anti-epileptics and urology. The company is a pioneer and leader in the area of reproductive health, where leading contraceptive products include ORTHO TRI-CYCLEN® LO (norgestimate/ethinyl estradiol) and ORTHO EVRA® (norelgestromin/ethinyl estradiol), the first weekly contraceptive patch. Other leading products include ULTRACET™ (tramadol HCl), a pain medication; LEVAQUIN® (levofloxacin), an antibiotic; DITROPAN XL® (oxybutynin chloride) for overactive bladder; ELMIRON™ (pentosan polysulfate sodium) for interstitial cystitis; and TOPAMAX® (topiramate), the anti-epilepsy medication.

www.ortho-mcneil.com

Personal Products COMPANY

Personal Products Company, a division of McNeil-PPC, Inc., develops, produces and markets innovative oral health, women's health and sanitary protection products. It is a leader in the oral health market with a full line of REACH® floss, ACT® rinse and REACH® toothbrush products. Personal Products is also a leader in women's health products with MONISTAT® vaginal yeast cures, K-Y® personal lubricant, URISTAT® urinary pain relief tablets and vaginal contraceptives. The company's comprehensive line of sanitary products includes CAREFREE® pantiliners, o.b.® tampons and STAYFREE® maxi pads.

www.itsmybody.com

PSGA
Pharmaceutical Sourcing Group Americas

The Pharmaceutical Sourcing Group – Americas, a division of Ortho-McNeil Pharmaceutical, Inc., integrates the Johnson & Johnson pharmaceutical operations and quality assurance organizations within the Americas, thereby enhancing supply chain performance.

RoC

RoC® is a line of products for the care of sensitive skin that includes lotions, cosmetics and creams for the face and body, and a sun protection line.

www.roc.com

THE SPECTACLE LENS GROUP OF Johnson & Johnson Vision Care, Inc.

The Spectacle Lens Group, a division of Johnson & Johnson Vision Care, Inc., designs, develops, manufactures and markets innovative spectacle lenses. The first line of products is a newly patented innovation in the Progressive Addition Lens market designed to meet the needs of today's presbyopes.

THERAKOS
a Johnson & Johnson company

Therakos, Inc. specializes in extracorporeal cell-based therapies for the prevention and treatment of serious immune-mediated and neoplastic diseases that have substantial unmet medical needs. Therakos' proprietary procedures in photopheresis are currently approved and successfully used by physicians for the palliative treatment of the skin manifestations of cutaneous T-cell lymphoma. Additional research is under way for the treatment of autoimmune disease, complications of transplantation and improved delivery of the therapy.

www.therakos.com

VISTAKON
DIVISION OF Johnson & Johnson VISION CARE, INC.

Vistakon, a division of Johnson & Johnson Vision Care, Inc., is the world's leading disposable contact lens brand. ACUVUE®, ACUVUE® 2, and SUREVUE® Brands are market-leading spherical brands. 1-DAY ACUVUE® Brand is the top-selling daily disposable product worldwide. The ACUVUE® Brand Bifocal Contact Lens is the leading disposable product for presbyopes. ACUVUE® Brand Toric is our unique lens for people with astigmatism. New ACUVUE® 2 *COLOURS*™ Brand Contact Lenses, launched around the world, offer exceptional comfort and handling in seven natural-looking colors.

www.jnjvision.com

Worldwide Family of Companies

United States

Advanced Sterilization Products
Irvine, California
S. Corsaro, President

ALZA Corporation
Mountain View, California
H. B. Rosen, President

BabyCenter, L.L.C.
San Francisco, California
M. Baker, General Manager

Centocor, Inc.
Malvern, Pennsylvania
W. A. Vernon, President

Cordis Corporation
Cardiology
Miami, Florida
D. P. O'Dwyer, Worldwide President

Endovascular
Warren, New Jersey
C. L. Zilm, Worldwide President

Biosense Webster Inc.
Diamond Bar, California
G. J. Lebeau, M.D., Worldwide President

Neurovascular
Miami, Florida
G. J. Lebeau, M.D., Worldwide President

DePuy
DePuy Orthopaedics, Inc.
Warsaw, Indiana
K. K. Sidow, Worldwide President

DePuy AcroMed, Inc.
Raynham, Massachusetts
E. R. Fender, Worldwide President

Codman & Shurtleff, Inc.
Raynham, Massachusetts
G. Kashuba, Worldwide President

Mitek Products
Westwood, Massachusetts
R. Bianchi, Worldwide President

eJNJ, L.L.C.
North Brunswick, New Jersey
J. M. Hammitt, President

Ethicon, Inc.
CardioVations
Somerville, New Jersey
R. C. Coradini, Worldwide President

Ethicon Products
Somerville, New Jersey
C. E. Holland, Worldwide President

Gynecare
Somerville, New Jersey
B. Schwartz, Ph.D., Worldwide President

Johnson & Johnson Wound Management
Somerville, New Jersey
D. Wildman, Worldwide President

Ethicon Endo-Surgery, Inc.
Cincinnati, Ohio
R. Salerno, President

Independence Technology, L.L.C.
Warren, New Jersey
J.-L. Butel, President

Janssen Pharmaceutica Products, L.P.
Titusville, New Jersey
A. Gorsky, President

Johnson & Johnson Consumer Products Company
Division of Johnson & Johnson Consumer Companies, Inc.
Skillman, New Jersey
S. K. D'Agostino, Global President, Skin Care
S. McCoy, President, Baby/Kids and Wound Care

Johnson & Johnson Development Corporation
New Brunswick, New Jersey
D. P. Holveck, President

Johnson & Johnson Gateway, L.L.C.
Piscataway, New Jersey
L. Lee, Worldwide Vice President

Johnson & Johnson Health Care Systems, Inc.
Piscataway, New Jersey
M. W. Barstad, President, Acute Care
D. J. Martin, President, Managed Markets

Johnson & Johnson • Merck Consumer Pharmaceuticals Co.
Fort Washington, Pennsylvania
P. K. Miller, President

Johnson & Johnson Networking & Computing Services
Raritan, New Jersey
M. A. Shea, President

Johnson & Johnson Pharmaceutical Research & Development, L.L.C.
Raritan, New Jersey
H. F. Weisman, M.D., President

Johnson & Johnson Sales and Logistics Company
Division of Johnson & Johnson Consumer Companies, Inc.
New Brunswick, New Jersey
J. Colleran, President

LifeScan, Inc.
Milpitas, California
P. B. Luther, President

McNeil Consumer & Specialty Pharmaceuticals
Division of McNeil-PPC, Inc.
Fort Washington, Pennsylvania
W. L. McComb, President

McNeil Nutritionals
Division of McNeil-PPC, Inc.
Fort Washington, Pennsylvania
C. F. Watts, President

Neutrogena Corporation
Los Angeles, California
E. M. McNamara, Global President

Ortho-Neutrogena
Skillman, New Jersey
A. Altomari, General Manager

Noramco, Inc.
Athens, Georgia
R. E. Perkins, President

Ortho Biotech Products, L.P.
Bridgewater, New Jersey
G. M. Reedy, President

Ortho-Clinical Diagnostics, Inc.
Raritan, New Jersey
Rochester, New York
C. M. Burzik, President

Ortho-McNeil Pharmaceutical, Inc.
Raritan, New Jersey
S. H. Z. Fischer, President

Personal Products Company
Division of McNeil-PPC, Inc.
Skillman, New Jersey
M. E. Sneed, Global President

Pharmaceutical Sourcing Group — Americas
Raritan, New Jersey
C. E. Austin, President

The Spectacle Lens Group of Johnson & Johnson Vision Care, Inc.
Roanoke, Virginia
J. F. Hogan, President

Therakos, Inc.
Exton, Pennsylvania
R. N. Davis, President

Vistakon Division of Johnson & Johnson Vision Care, Inc.
Jacksonville, Florida
D. M. Casey, Jr., Group President, Global Franchise and Americas

Canada

Janssen-Ortho Inc.
North York, Ontario

Johnson & Johnson Inc.
Montreal, Quebec

Johnson & Johnson Medical Products
Markham, Ontario

LifeScan Canada Ltd.
Burnaby, British Columbia

McNeil Consumer Healthcare, Canada
Guelph, Ontario

Ortho Biotech
Toronto, Ontario

Ortho-Clinical Diagnostics
Mississauga, Ontario

Vistakon
Markham, Ontario

Latin America

Argentina
Janssen-Cilag Farmaceutica
Buenos Aires

Johnson & Johnson de
Argentina S.A. C.e.I.
Buenos Aires

Johnson & Johnson Medical S.A.
Buenos Aires

Brazil
Janssen-Cilag Farmaceutica Ltda.
São Paulo

Johnson & Johnson Indústria
e Comércio Ltda.
São Paulo

Johnson & Johnson Professional
Products Ltda.
São Paulo

Chile
Johnson & Johnson de Chile S.A.
Santiago

Colombia
Janssen-Cilag Farmaceutica S.A.
Bogota

Johnson & Johnson de Colombia S.A.
Cali

Johnson & Johnson Medical Colombia
Bogota

Mexico
Janssen-Cilag Farmaceutica,
S.A. de C.V.
Mexico City

Johnson & Johnson de Mexico,
S.A. de C.V.
Mexico City

Johnson & Johnson Medical Mexico,
S.A. de C.V.
Mexico City

Panama
Johnson & Johnson Central America
Panama City

Peru
Johnson & Johnson del Peru S.A.
Lima

Puerto Rico
Johnson & Johnson (Caribbean)
Caguas

Johnson & Johnson Medical (Caribbean)
Caguas

Uruguay
Johnson & Johnson de Uruguay S.A.
Montevideo

Venezuela
Janssen-Cilag Farmaceutica C.A.
Caracas

Johnson & Johnson de Venezuela, S.A.
Caracas

Europe

Austria
Janssen-Cilag G.m.b.H.
Vienna

Johnson & Johnson G.m.b.H.
Hallein

Johnson & Johnson Medical G.m.b.H.
Vienna

Belgium
Janssen-Cilag N.V.
Antwerp

Janssen Pharmaceutica N.V.
Beerse

Johnson & Johnson Consumer Benelux
Brussels

LifeScan Benelux N.V.
Beerse

Tibotec-Virco N.V.
Mechelen

Czech Republic
Janssen-Cilag
Prague

Johnson & Johnson spol. s.r.o.
Prague

Denmark
Janssen-Cilag
Birkerod

England
Cordis U.K. Limited
South Ascot

DePuy International Limited
Leeds

Ethicon Endo-Surgery U.K.
Bracknell

Janssen-Cilag Limited
High Wycombe

Johnson & Johnson Limited
Maidenhead

LifeScan U.K.
High Wycombe

Ortho Biotech
High Wycombe

Ortho-Clinical Diagnostics
Amersham

Vistakon Europe
Bracknell

Finland
Janssen-Cilag OY
Espoo

France
Cordis S.A.
Issy-Les-Moulineaux

DePuy France S.A.
Lyon

Ethicon S.A.
Issy-Les-Moulineaux

Ethicon Endo-Surgery S.A.
Issy-Les-Moulineaux

Janssen-Cilag S.A.
Issy-Les-Moulineaux

Johnson & Johnson
Consumer France S.A.S.
Issy-Les-Moulineaux

LifeScan
Issy-Les-Moulineaux

Ortho Biotech
Issy-Les-Moulineaux

Ortho-Clinical Diagnostics S.A.
Issy-Les-Moulineaux

Germany
Cordis G.m.b.H.
Langenfeld

DePuy Orthopädie G.m.b.H.
Sulzbach

Ethicon G.m.b.H.
Norderstedt

Ethicon Endo-Surgery
(Europe) G.m.b.H.
Norderstedt

Janssen-Cilag G.m.b.H.
Rosellen

Johnson & Johnson G.m.b.H.
Düsseldorf

LifeScan G.m.b.H.
Neckargemund

Ortho Biotech
Rosellen

Ortho-Clinical Diagnostics G.m.b.H.
Neckargemund

Vistakon
Norderstedt

Greece
Janssen-Cilag Pharmaceutical S.A.C.I.
Athens

Johnson & Johnson Hellas S.A.
Athens

Johnson & Johnson
Medical Products S.A.
Athens

Hungary
Janssen-Cilag Kft.
Budapest

Johnson & Johnson Kft.
Budapest

Ireland
Janssen-Cilag Pharmaceutical Limited
Cork

Johnson & Johnson (Ireland) Limited
Tallaght

Italy
Cordis S.p.A.
Milan

DePuy Italy SRL
Milan

Ethicon S.p.A.
Rome

Ethicon Endo-Surgery
Rome

Janssen-Cilag S.p.A.
Milan

Johnson & Johnson S.p.A.
Rome

LifeScan
Milan

Ortho Biotech
Milan

Ortho-Clinical
Diagnostics S.p.A.
Milan

Vistakon
Rome

The Netherlands
Cordis Benelux
Amersfoort

Janssen-Cilag B.V.
Tilburg

Johnson & Johnson/Gaba B.V.
Almere

Johnson & Johnson Medical B.V.
Zaventem

Norway
Janssen-Cilag AS
Oslo

Poland
Janssen-Cilag
Warsaw

Johnson & Johnson Poland, Sp. z.o.o.
Warsaw

Portugal
Janssen-Cilag Farmaceutica, Ltda.
Queluz

Johnson & Johnson Limitada
Queluz

Johnson & Johnson Professional
Products, Limitada
Queluz

Russia
Johnson & Johnson L.L.C.
Moscow

Scotland
Ethicon Limited
Edinburgh

Slovenia
Johnson & Johnson S.E.
Ljubljana

Spain
Janssen-Cilag S.A.
Madrid

Johnson & Johnson S.A.
Madrid

Johnson & Johnson Medical
Madrid

Johnson & Johnson • Merck Europe
Madrid

LifeScan
Madrid

Ortho-Clinical Diagnostics
Madrid

Sweden
Janssen-Cilag AB
Sollentuna

Johnson & Johnson AB
Sollentuna

Johnson & Johnson Consumer
Products
Sollentuna

Switzerland
Cilag AG
Schaffhausen

Greiter AG
Baar

Janssen-Cilag
Zug

Janssen-Cilag AG
Baar

Johnson & Johnson AG
Spreitenbach

McNeil Consumer Nutritionals Europe
Zug

Ortho Biotech
Baar

Turkey
Johnson & Johnson Limited
Istanbul

Janssen-Cilag
Istanbul

Asia-Pacific, Africa

Australia
DePuy Australia Pty. Ltd.
Nottinghill, Victoria

Janssen-Cilag Pty. Ltd.
North Ryde

Johnson & Johnson Medical Pty. Ltd.
North Ryde

Johnson & Johnson Pacific Pty. Limited
Sydney

Tasmanian Alkaloids Pty. Limited
Westbury, Tasmania

China
Johnson & Johnson China Ltd.
Shanghai

Johnson & Johnson Medical Ltd.
Shanghai

Shanghai Johnson & Johnson Ltd.
Shanghai

Shanghai Johnson & Johnson
Pharmaceuticals Ltd.
Shanghai

Xian-Janssen Pharmaceutical Ltd.
Beijing

Egypt
Johnson & Johnson (Egypt) S.A.E.
Cairo

Hong Kong
Janssen-Cilag
Hong Kong

Johnson & Johnson (Hong Kong) Limited
Hong Kong

Johnson & Johnson Medical Hong Kong
Hong Kong

Vistakon
Hong Kong

India
Janssen-Cilag
Mumbai

Johnson & Johnson Limited
Mumbai

Johnson & Johnson Professional
Mumbai

Indonesia
Janssen-Cilag Pharmaceutica
Jakarta

P.T. Johnson & Johnson Indonesia
Jakarta

Israel
Biosense Europe
Haifa

Janssen-Cilag
Kibbutz Shefayim

Johnson & Johnson Consumer
Kibbutz Shefayim

Johnson & Johnson Medical
Kibbutz Shefayim

Japan
DePuy Japan, Inc.
Tokyo

Janssen Pharmaceutical K.K.
Tokyo

Johnson & Johnson K.K.
Tokyo

Johnson & Johnson Medical
Tokyo

Ortho-Clinical Diagnostics K.K.
Tokyo

Vistakon Japan
Tokyo

Korea
Janssen-Cilag Korea, Ltd.
Seoul

Johnson & Johnson Korea, Ltd.
Seoul

Johnson & Johnson Medical Korea Ltd.
Seoul

Malaysia
Johnson & Johnson Sdn. Bhd.
Selangor Darul Ehsan

Morocco
Johnson & Johnson Morocco S.A.
Casablanca

Pakistan
Johnson & Johnson Pakistan
(Private) Limited
Karachi

Philippines
Janssen-Cilag Philippines
Metro Manila

Johnson & Johnson (Philippines), Inc.
Metro Manila

Saudi Arabia
Johnson & Johnson Saudi Arabia
Riyadh

Singapore
Janssen-Cilag Singapore/Malaysia
Singapore

Johnson & Johnson Medical Singapore
Singapore

Johnson & Johnson Pte. Ltd.
Singapore

Ortho-Clinical Diagnostics
Singapore

South Africa
Janssen-Cilag (Pty.) Ltd.
Sandton

Johnson & Johnson (Pty.) Limited
East London

Johnson & Johnson Medical (Pty.) Ltd.
Halfway House

Taiwan
Janssen-Cilag Taiwan
Taipei

Johnson & Johnson Medical Taiwan
Taipei

Johnson & Johnson Taiwan, Ltd.
Taipei

Thailand
Janssen-Cilag Pharmaceutica Limited
Bangkok

Johnson & Johnson Asean Limited
Bangkok

Johnson & Johnson Medical Thailand
Bangkok

United Arab Emirates
Johnson & Johnson (Middle East) Inc.
Dubai

Corporate and Shareholder/Investor Information

Principal Office
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
(732) 524-0400

Annual Meeting
The Annual Meeting of Shareholders will take place April 24, 2003, at the Hyatt Regency New Brunswick, 2 Albany Street, New Brunswick, New Jersey. The meeting will convene at 10 A.M. All shareholders are cordially invited to attend. A formal Notice of Meeting, Proxy Statement and Proxy have been sent to shareholders.

Reports Available
Copies of the Company's 2002 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q to the Securities and Exchange Commission, and the Annual Report are available online at www.jnj.com, or to shareholders without charge upon written request to the Secretary at the Company's principal office or by calling (800) 328-9033 or (781) 575-2718 (outside the U.S.).

Common Stock
Listed on New York Stock Exchange
Stock Symbol JNJ

Shareholder Relations Contact
Michael H. Ullmann
Corporate Secretary
(732) 524-2455

Investor Relations Contact
Helen E. Short
Vice President, Investor Relations
(800) 950-5089
(732) 524-6492

Transfer Agent and Registrar
Questions regarding stock holdings, certificate replacement/transfer, dividends and address changes should be directed to:
EquiServe Trust Company, N.A.
P. O. Box 43069
Providence, Rhode Island 02940-3069
(800) 328-9033 or (781) 575-2718
(outside the U.S.)

Internet: (EquiServe Home Page)
http://www.EquiServe.com

Dividend Reinvestment Plan
The Plan allows for full or partial dividend reinvestment, and additional monthly cash investments up to $50,000 per year, in Johnson & Johnson stock without brokerage commissions or service charges on stock purchases. If you are interested in joining the Plan and need an authorization form and/or more background information, please call EquiServe Trust Company, N.A. at (800) 328-9033 or (781) 575-2718 (outside the U.S.).

Hearing Impaired
Shareholders who have inquiries regarding stock-related matters can communicate directly with EquiServe Trust Company, N.A. via a telecommunications device (TDD). The telephone number for this service is (800) 952-9245, (800) 490-1493 or (781) 575-2692 (outside the U.S.).

World Wide Web Site
http://www.jnj.com

The following trademarks, service marks and trade names of Johnson & Johnson and its affiliated companies appear in this report:

ACE, ACROMED, ACT, ACUVUE, ACUVUE 2, ACUVUE 2 *COLOURS*, 1-DAY ACUVUE, AQUA T3, AVEENO, BABYCENTER.COM, BAND-AID, BENECOL, Bx VELOCITY, CARDIOVATIONS, CAREFREE, CIDEX, CLEAN & CLEAR, CODMAN, COMPEED, CONCERTA, CORDIS, CYPHER, DAKTARIN, DEFINITY 2, DEPUY, DERMABOND, DITROPAN, DOXIL, DURAGESIC, DUROGESIC, DUROTEP, eJNJ, ELMIRON, EPREX, ERGAMISOL, ERYPO, ETHICON, ETHICON ENDO-SURGERY, EUROFLASH, FLOXIN, GLOBAL, GYNECARE, GYNECARE INTERGEL, GYNECARE TVT, HAKIM, HALDOL, ID-MICRO TYPING SYSTEM, IMODIUM, INDEPENDENCE iBOT, INDEPENDENCE iGLIDE, INDEPENDENCE TECHNOLOGY, INDUO, K-Y, JANSSEN, JANSSEN-CILAG, JOHNSON & JOHNSON, JOHNSON'S, JOHNSON'S pH5.5, LACTAID, LAP DISC, LEUSTATIN, LIFESCAN, MAMMOTOME, MAX, MaxPRO, MCNEIL, MITEK, MONARCH, MONISTAT, MOTILIUM, MOTRIN, MYLANTA, NATUSAN, NEUTROGENA, NIZORAL, o.b., ONETOUCH, OROS, ORTHO, ORTHO BIOTECH, ORTHO-CLINICAL DIAGNOSTICS, ORTHOCLONE OKT3, ORTHO EVRA, ORTHO-MCNEIL, ORTHO-NOVUM, ORTHO TRI-CYCLEN, PARENTCENTER.COM, PENATEN, PERSONAL PRODUCTS COMPANY, PINNACLE, PIZ BUIN, POSITIVELY RADIANT, PRESERVATION, PROCRIT, PROLENE, PROMOGRAN, PROPULSID, PURPOSE, RAZOR DEFENSE, REACH, REMICADE, REMINYL, REOPRO, RETAVASE, RETIN-A MICRO, RhoGAM, RISPERDAL, RISPERDAL CONSTA, RoC, ST. JOSEPH, SHOWER TO SHOWER, SIMPLY COUGH, SIMPLY STUFFY, SMARTSCAN, SPLENDA, SPORANOX, STAYFREE, STERRAD, STUGERON, SUNDOWN, SUMMIT, SURESTEP, SUREVUE, SURGIFOAM, *The Campaign for Nursing's Future*, TOPAMAX, TRICILEST, TYLENOL, ULTRA, ULTRACET, ULTRASMART, URISTAT, VIACTIV, VICRYL, WATCHBAND INCISION, VISTAKON.

The following trademarks of other companies also appear in this report: ACIPHEX and PARIET (Eisai Co., Ltd.), LEVAQUIN (Daiichi Pharmaceutical Co.), NATRECOR (Scios Inc.), PEPCID (Merck & Co., Inc.), Together Rx (Together Rx, LLC).

This Annual Report is printed in its entirety on recycled paper.

Our Credo

We believe our first responsibility is to the doctors, nurses and patients, to mothers and fathers and all others who use our products and services. In meeting their needs everything we do must be of high quality. We must constantly strive to reduce our costs in order to maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our suppliers and distributors must have an opportunity to make a fair profit.

We are responsible to our employees, the men and women who work with us throughout the world. Everyone must be considered as an individual. We must respect their dignity and recognize their merit. They must have a sense of security in their jobs. Compensation must be fair and adequate, and working conditions clean, orderly and safe. We must be mindful of ways to help our employees fulfill their family responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide competent management, and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must be good citizens – support good works and charities and bear our fair share of taxes. We must encourage civic improvements and better health and education. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.

Johnson & Johnson

One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933